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As filed with the Securities and Exchange Commission on April 7, 2005	Registration No. 333- 116838

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Amendment No. 4
to

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COFFEE HOLDING CO., INC.
(Name of small business issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	2080 (Primary Standard Industrial Classification Code Number)	11-2238111 (I.R.S. Employer Identification No.)

4401 First Avenue, Brooklyn, New York 11232-0005 (718) 832-0800

(Address and telephone number of principal executive offices)
(Address of principal place of business or intended principal place of business)

Andrew Gordon
President, Chief Executive Officer and Chief Financial Officer
4401 First Avenue
Brooklyn, New York 11232-0005
(Name and address, and telephone of agent for service)

With copies to:

Matthew Dyckman, Esq. Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W., Suite 800 Washington, D.C. 20006 (202) 347-8400	Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value	1,610,000	$5.50	$8,855,000	$1,043
Warrants(3)	70,000	$.0014285	$100	$1
Common Stock, $0.001 par value(4)	70,000	$6.60	$462,000	$55
Total			$9,317,100	$1,099(5)

(1)	Includes the maximum number of shares that may be issued in connection with this offering.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	To be issued to the underwriters.
(4)
Issuable upon exercise of the underwriters’ warrants. Pursuant to Rule 416 under the Securities Act of 1933, as amended, also includes such additional shares of common stock as may become issuable pursuant to the anti-dilution provision of the warrants.

(5)	A fee in the amount of $1,534 has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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Subject to Completion, Dated April 7, 2005

PROSPECTUS

1,400,000 Shares

Common Stock

This is our initial public offering of shares of common stock.     We are offering 1,400,000 shares of our common stock.

While we have been filing reports under the Securities Exchange Act of 1934, there currently is no public market for our common stock. We currently anticipate that the initial public offering price will be between $5.00 per share and $5.50 per share. We have applied to have our common stock listed on the American Stock Exchange under the symbol “JVA.” See “Underwriting” for information relating to the factors considered in determining the initial public offering price.

Investing in our common stock involves a high degree of risk. Please read the “Risk Factors” beginning on page 5. You will experience immediate and substantial dilution.

Public offering price	$
Underwriting discounts	$
Proceeds to Coffee Holding.	$

We have granted the underwriters a 45 day option to purchase up to 210,000 additional shares of common stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Joseph Stevens & Company, Inc. expects to deliver the shares on or about          , 2005.

The date of this prospectus is          , 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Until                   , 2005, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligations to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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Prospectus Summary

This summary highlights material information about us that is described more fully elsewhere in this prospectus. It may not contain all of the information that you find important. You should carefully read this entire document, including the “Risk Factors” section beginning on page 5 and our financial statements and their related notes before making a decision to invest in our common stock.

General Overview

Products and Operations. We are an integrated wholesale coffee roaster and dealer. Our core products can be divided into three categories:

•	Wholesale Green Coffee: over 70 types of unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•
Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee: coffee roasted and blended to our own specifications and packaged and sold under our seven brand names in different segments of the market.

Our private label and branded coffee products are sold throughout the United States and Canada to supermarkets, wholesalers, and individually owned and multi unit retail customers.

Financial Highlights.

•
Net sales increased 38% for the three months ended January 31, 2005 compared to the three months ended January 31, 2004, from $5,848,000 to $8,060,000 and 39% for the year ended October 31, 2004 compared to the year ended October 31, 2003, from $20,240,000 to $28,030,000;

•
Net income decreased 23% for the three months ended January 31, 2005 compared to the three months ended January 31, 2004, from $519,000 to $402,000 and increased 41% for the year ended October 31, 2004 compared to the year ended October 31, 2003, from $622,000 to $875,000;

•	We increased our overall annual coffee poundage volume from 13.0 million pounds in 1998 to 26.2 million pounds in 2004; and

•	Since 1998, we increased the number of our specialty green coffee customers by 75% from 150 to 262.

•
We use short-term coffee futures contracts in the ordinary course of business for the purpose of hedging the effects of changing green coffee prices. Gains are reported as decreases to our cost of sales and therefore increases to our net income. Losses are reported as increases to our cost of sales and therefore decreases to our net income. We had net gains on coffee futures contracts of $721,000 for the three months ended January 31, 2005 compared to $598,000 for the three months ended January 31, 2004 and net gains of $1,622,000 for the year ended October 31, 2004 compared to $869,000 for the year ended October 31, 2003. For those periods, net gains on futures contracts decreased our cost of sales, which resulted in increased net income. Although over the past two fiscal years we have incurred net gains on futures contracts and thereby increased our net income, we have incurred losses on futures contracts during some past reporting periods.

Our Competitive Strengths

To achieve our growth objectives described below, we intend to leverage the following competitive strengths:

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•
National Distribution with Capacity For Growth. We have recently made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh coffee products throughout the United States. We believe that our new La Junta, Colorado facility will allow us to continue to grow our business by further increasing our presence in the Western United States.

•
Positioned to Profitably Grow Through Varying Cycles of the Coffee Market. We believe that our profitability is not dependent on any one product or price segment of the coffee industry and, therefore, is less sensitive than our competition to potential coffee commodity price and overall economic volatility.

•
Wholesale Green Coffee Market Presence. We believe that our relationships with wholesale green coffee customers and our focus on selling green coffee as a wholesaler has enabled us to participate in the growth of the specialty coffee market while mitigating the risks associated with the competitive retail specialty coffee environment.

•
Diverse Portfolio of Differentiated Branded Coffees. We have amassed a portfolio of five proprietary name brands and two licensed name brands sold to supermarkets, wholesalers and individually-owned stores in the United States. Our existing portfolio of differentiated brands combined with our management expertise serve as a platform to add additional name brands through acquisition or licensing agreements which target product niches and segments that do not compete with our existing brands.

•
Management Has Extensive Experience in the Coffee Industry. We have been a family operated business for three generations and have remained profitable through varying cycles in the coffee industry and the economy. Andrew Gordon, our President, Chief Executive Officer and Chief Financial Officer, and David Gordon, our Executive Vice President—Operations, have worked with Coffee Holding for 22 and 24 years, respectively.

Our Growth Strategy

We believe that significant growth opportunities exist by:

•
Selectively Pursuing Strategic Acquisitions and Alliances. We intend to expand our operations and market presence by acquiring coffee companies, seeking strategic alliances and acquiring or licensing brands which complement our business objectives. Consistent with this strategy, in February 2004, we acquired certain assets of Premier Roasters.

•
Growing Our Café Caribe Product. We believe there is significant opportunity for our Café Caribe brand to gain market share among Hispanic consumers in the United States. We intend to use a portion of the proceeds of this offering to implement a branded sales and marketing campaign designed to increase our brand awareness in existing markets.

•
Further Penetrating the Markets of Our Niche Products. We intend to capture additional market share through our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including: specialty blends; private label “value” blends and trial-sized mini-brick packages; specialty instant coffees; instant cappuccinos and hot chocolates; and tea line products.

•
Developing Our Food Service Business. We plan to expand further into the food service business by developing new distribution channels for our products. We intend to use a portion of the proceeds of this offering to grow our food service distribution both organically and through acquisitions.

Principal Executive Office

Our address is 4401 First Avenue, Brooklyn, New York 11232-0005. Our telephone number is 718-832-0800. We maintain a website at www.coffeeholding.com. Information contained on our website does not constitute part of this prospectus.

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The Offering

Common stock offered	1,400,000 shares

Common stock outstanding after the offering(1)	5,399,650 shares

Use of proceeds
We intend to use the proceeds of this offering to implement a branded sales and marketing campaign, to purchase additional equipment for our La Junta, Colorado facility, to grow our food service distribution and for general corporate purposes, including working capital and capital expenditures. As strategic opportunities arise, we may use the proceeds of this offering to fund acquisitions, licensing and other strategic alliances. See “Use of Proceeds.”

Proposed American Stock Exchange symbol	Currently, no public market for our common stock exists. We have applied to have our common stock listed on the American Stock Exchange under the symbol “JVA.”

Risk factors
The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities will experience immediate and substantial dilution and should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

(1)
This number does not include 800,000 shares reserved for issuance upon exercise of options eligible for grant under the Coffee Holding Co., Inc. 1998 Stock Option Plan, for which no options have yet been granted, or 70,000 shares of our common stock underlying warrants to be issued to the underwriters.

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Summary Financial Information

The summary financial data for the fiscal years ended October 31, 2004, 2003 and 2002 was derived from our financial statements that have been audited by Lazar Levine & Felix LLP for the respective periods. The information for the three months ended January 31, 2005 and 2004 was derived from unaudited financial data but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. The summary financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes appearing in this prospectus beginning on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our financial statements for the years ended October 31, 2004 and 2003 and for the three months ended January 31, 2005 and 2004.

	For the Year Ended			For the Three Months Ended
	October 31, 2004	October 31, 2003	October 31, 2002	January 31, 2005	January 31, 2004

	(Dollars in thousands, except per share data)
Income Statement Data:
Net sales	$28,030	$20,240	$17,433	$8,060	$5,847
Cost of sales	20,928	15,373	12,453	5,988	3,833

Gross profit	7,102	4,867	4,980	2,072	2,014
Operating expenses	5,400	3,993	3,505	1,395	1,049

Income from operations	1,702	874	1,475	677	965
Other income (expense)	(134)	(136)	(162)	(23)	(38)

Income before income taxes	1,568	738	1,313	654	927
Provision for income taxes	693	116	558	252	408

Net income	$875	$622	$755	$402	$519

Net income per share—basic and diluted	$.22	$.16	$.19	$.10	$.13

	At October 31,			At January 31, 2005
	2004	2003	2002	Actual	As Adjusted(1)

	(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets	$10,914	$7,035	$6,042	$10,286	$16,081
Short-term debt	$3,048	$215	$205	$3,554	$3,554
Long-term debt	$6	$2,800	$1,972	$4	$4
Total liabilities	$7,918	$4,915	$4,544	$6,888	$6,888
Shareholders’ equity	$2,996	$2,120	$1,498	$3,398	$9,193
Book value per share	$.75	$.53	$.37	$.85	$1.70

(1)
Adjusted to give effect to the receipt and application of the net proceeds of approximately $5,795,000 from the sale of common shares offered by this prospectus at an assumed initial public offering price of $5.00 per share.

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RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. These risks could have a material adverse effect on our business, financial condition and results of operations and the value of our common stock.

RISK FACTORS AFFECTING OUR COMPANY

Because our business is highly dependent upon a single commodity, coffee, any decrease in demand for coffee could materially adversely affect our revenues and profitability.

Our business is centered on essentially one commodity: coffee. Our operations have primarily focused on the following areas of the coffee industry:

•	the roasting, blending, packaging and distribution of private label coffee;

•	the roasting, blending, packaging and distribution of proprietary branded coffee; and

•	the sale of wholesale specialty green coffee.

Demand for our products is affected by:

•	consumer tastes and preferences;

•	national, regional and local economic conditions;

•	demographic trends; and

•	the type, number and location of competing products.

Because we rely on a single commodity, any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and could materially adversely affect our revenues and operating results.

If we are unable to geographically expand our branded and private label products, our growth will be impeded which could result in reduced sales and profitability.

Our business strategy emphasizes, among other things, geographic expansion of our branded and private label products as opportunities arise. We may not be able to implement successfully this portion of our business strategy. Our ability to implement this portion of our business strategy is dependent on our ability to:

•	market our products on a national scale;

•	increase our brand recognition on a national scale;

•	enter into distribution and other strategic arrangements with third party retailers; and

•	manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our distribution channels.

Our sales and profitability may be adversely affected if we fail to successfully expand the geographic distribution of our branded and private label products. In addition, our expenses could increase and our profits could decrease as we implement our growth strategy.

If our hedging policy is not effective, we may not be able to control our coffee costs, we may be forced to pay greater than market value for green coffee and our profitability may be reduced.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used short-term coffee futures and options contracts for the purpose of hedging the effects of changing green coffee prices. In addition, during the latter half of fiscal

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2000, we began to acquire futures contracts with longer terms, generally three to four months, for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on futures contracts are accounted for in cost of sales. Gains on futures contracts reduce cost of sales and losses on futures contracts increase cost of sales. Although net gains on futures contracts were $1,622,038 and $868,669 for the years ended October 31, 2004 and 2003, respectively, and $720,754 and $597,657 for the three months ended January 31, 2005 and 2004, respectively, we have incurred losses on futures contracts during some past reporting periods, which could materially increase our cost of sales and materially decrease our profitability and adversely affect our stock price.

Although the use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices, no strategy is effective to eliminate the pricing risks and we generally remain exposed to loss on futures contracts when prices decline significantly in a short period of time, and we generally remain exposed to supply risk in the event of non-performance by the counter-parties to any futures contracts. Although we generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits, we may not be able to pass price increases through to our customers in the future. Our hedging strategy and the hedges that we enter into may not adequately offset the risks of coffee bean price volatility and our hedges may result in losses. Failure to properly design and implement an effective hedging strategy may materially adversely affect our business and operating results. In this case, our costs of sales may increase, resulting in a decrease in profitability.

Any inability to successfully implement our strategy of growth through selective acquisitions, licensing arrangements and other strategic alliances could materially affect our revenues and profitability.

Our strategy of growth through the selective acquisition of coffee companies, the selective acquisition or licensing of additional coffee brands and other strategic alliances presents risks that could result in increased expenditures and could materially adversely affect our revenues and profitability, including:

•	such acquisitions, licensing arrangements or other strategic alliances may divert our management’s attention from our existing operations;

•	we may not be able to successfully integrate any acquired coffee companies or new coffee brands into our existing business;

•	we may not be able to manage the contingent risks associated with the past operations of, and other unanticipated problems arising in, any acquired coffee company; and

•	we may not be able to control unanticipated costs associated with such acquisitions, licensing arrangements or strategic alliances.

In addition, any such acquisitions, licensing arrangements or strategic alliances may result in:

•	potentially dilutive issuances of our equity securities; and

•	the incurrence of additional debt.

As has been our practice in the past, we will continuously evaluate any such acquisitions, licensing opportunities or strategic alliances as they arise. However, we have not reached any agreement or arrangement with respect to any such acquisition, licensing opportunity or strategic alliance as of the date of this prospectus and we may not be able to consummate any acquisitions, licensing arrangements or strategic alliances on terms favorable to us or at all. The failure to consummate any such acquisitions, licensing arrangements or strategic alliances may reduce our growth and expansion.

The loss of any of our key customers could negatively affect our revenues and decrease our earnings.

We are highly dependant upon sales of our private label and branded coffee to two wholesalers, Supervalu and Topco/Shurfine, and upon sales of wholesale green coffee to one customer, Green Mountain Coffee Roasters. Sales to Supervalu, Topco/Shurfine and Green Mountain Coffee Roasters accounted for approximately 6.9%, 6.4%, and 22.8% of our net sales for the three months ended January 31, 2005, respectively, and 11.3%, 6.3% and 21.7% of our net sales for the year ended October 31, 2004, respectively.

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Although no other customer accounted for greater than 5% of our net sales during these periods, other customers may account for more than 5% of our net sales in future periods. We do not have long-term contracts with these or any of our customers. Accordingly, our customers can stop purchasing our products at any time without penalty and are free to purchase products from our competitors. The loss of, or reduction in sales to, customers such as Supervalu, Topco/Shurfine, Green Mountain Coffee Roasters or any of our other customers to which we sell a significant amount of our products or any material adverse change in the financial condition of such customers would negatively affect our revenues and decrease our earnings.

If we are unable to obtain additional financing, we may not be able to fund and continue to grow our operations.

We anticipate, but cannot assure you, that we will be able to continue to expand our operations and implement our growth strategy through the proceeds of this offering, cash provided by operating activities and borrowings under our credit facility with Merrill Lynch Business Services, Inc., which expires in October 2005. In the event our expectations are not fulfilled or that we are unable to generate sufficient amounts of cash to implement our growth strategy, we may be required to seek additional financing or curtail operations. In addition, as we have expanded our operations, we have incurred periods in which working capital needs have been greater than amounts available under our credit facility and our cash on hand and, as a result, have been required to obtain additional borrowings to fund our operations. We have no current arrangements for additional financing and additional financing may not be available to us on commercially reasonable terms, or at all. If we are not successful in obtaining additional financing, we might not be able to implement our expansion plans.

If we lose our key personnel, including Andrew Gordon and David Gordon, our revenues and profitability could suffer.

Our success depends to a large degree upon the services of Andrew Gordon, our President, Chief Executive Officer, Chief Financial Officer and Treasurer, and David Gordon, our Executive Vice President-Operations and Secretary. We also depend to a large degree on the expertise of our coffee roasters. We do not have employment contracts with our coffee roasters. Our ability to source and purchase a sufficient supply of high quality coffee beans and to roast coffee beans consistent with our quality standards could suffer if we lose the services of any of these individuals. As a result, our business and operating results would be adversely affected. We may not be successful in obtaining and retaining a replacement for either Andrew Gordon or David Gordon if they elect to stop working for us. In addition, we do not have key-man insurance on the lives of Andrew Gordon or David Gordon.

If our planned increase in marketing expenditures fails to promote and enhance our brands, the value of our brands could decrease and our revenues and profitability could be adversely affected.

We believe that promoting and enhancing our brands is critical to our success. We intend to use a portion of the proceeds of this offering to increase our marketing expenditures to increase awareness of our brands, which we expect will create and maintain brand loyalty. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase awareness of our brands or protect the value of our brands. If we are unable to achieve these goals, our revenues and ability to implement our business strategy could be adversely affected.

Our success in promoting and enhancing our brands will also depend on our ability to provide customers with high quality products and service. Although we take measures to ensure that we sell only fresh roasted coffee, we have no control over our coffee products once they are purchased by our wholesale customers. Accordingly, wholesale customers may store our coffee for longer periods of time or resell our coffee without our consent, in each case, potentially affecting the quality of the coffee prepared from our products. Although we believe we are less susceptible to quality control problems than many of our competitors because a majority of our products are sold in cans or brick packs unlike whole bean coffees, if consumers do not perceive our products and service to be of high quality, then the value of our brands may be diminished and, consequently, our operating results and ability to implement our business strategy may be adversely affected.

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Our roasting methods are not proprietary, so competitors may be able to duplicate them, which could harm our competitive position. If our competitive position is weakened, our revenues and profitability could be materially adversely affected.

We consider our roasting methods essential to the flavor and richness of our roasted coffee and, therefore, essential to our brands of coffee. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods if such methods become known. If our competitors copy our roasting methods, the value of our coffee brands may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

Our operating results may fluctuate significantly, which makes our results of operations difficult to predict and could cause our results of operations to fall short of expectations.

Our operating results may fluctuate from quarter to quarter and year to year as a result of a number of factors, many of which are outside of our control. These fluctuations could be caused by a number of factors including:

•	fluctuations in purchase prices and supply of green coffee;

•	fluctuations in the selling prices of our products;

•	the level of marketing and pricing competition from existing or new competitors in the coffee industry;

•	the success of our hedging strategy;

•	our ability to retain existing customers and attract new customers; and

•	our ability to manage inventory and fulfillment operations and maintain gross margins.

As a result of the foregoing, period-to-period comparisons of our operating results may not necessarily be meaningful and those comparisons should not be relied upon as indicators of future performance. Accordingly, our operating results in future quarters may be below market expectations. In this event, the price of our common stock may decline.

Since we rely heavily on common carriers to ship our coffee on a daily basis, any disruption in their services or increase in shipping costs could adversely affect our relationship with our customers, which could result in reduced revenues, increased operating expenses, a loss of customers or reduced profitability.

We rely on a number of common carriers to deliver coffee to our customers and to deliver coffee beans to us. We consider roasted coffee a perishable product and we rely on these common carriers to deliver fresh roasted coffee on a daily basis. We have no control over these common carriers and the services provided by them may be interrupted as a result of labor shortages, contract disputes and other factors. If we experience an interruption in these services, we may be unable to ship our coffee in a timely manner, which could reduce our revenues and adversely effect our relationship with our customers. In addition, a delay in shipping could require us to contract with alternative, and possibly more expensive, common carriers and could cause orders to be cancelled or receipt of goods to be refused. Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue and profits to suffer.

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If there was a significant interruption in the operation of either one of our facilities, we may not have the capacity to service all of our customers and we may not be able to service our customers in a timely manner, thereby reducing our revenues and earnings.

Even though we recently acquired a second coffee roasting and distribution facility, a significant interruption in the operation of either facility, whether as a result of a natural disaster or other causes, could significantly impair our ability to operate our business. Due to manufacturing and logistical efficiencies, our New York facility generally services customers in the Northeastern United States and the Midwest United States and our La Junta, Colorado facility services customers in the Western United States. If there was a significant interruption in the operation of either one of our facilities, we may not have the capacity to service all of our customers out of the lone operating facility and we may not be able to service our customers in a timely manner. As a result, our revenues and earnings would be materially adversely affected.

RISK FACTORS RELATING TO THE COFFEE INDUSTRY

Increases in the cost of high quality Arabica or Robusta coffee beans could reduce our gross margin and profit.

Coffee is a traded commodity and, in general, its price can fluctuate depending on:

•	weather patterns in coffee-producing countries;

•	economic and political conditions affecting coffee-producing countries, including acts of terrorism in such countries;

•	foreign currency fluctuations; and

•	trade regulations and restrictions between coffee-producing countries and the United States.

If the cost of wholesale green coffee increases due to any of these factors, our margins could decrease and our profitability could suffer accordingly. Although we have historically attempted to raise the selling prices of our products in response to increases in the price of wholesale green coffee, when wholesale green coffee prices increase rapidly or to significantly higher than normal levels, we are not always able to pass the price increases through to our customers on a timely basis, if at all, which adversely affects our operating margins and cash flow. We may not be able to recover any future increases in the cost of wholesale green coffee. Even if we are able to recover future increases, our operating margins and results of operations may still be materially and adversely affected by time delays in the implementation of price increases.

Disruptions in the supply of green coffee could result in a deterioration of our relationship with our customers, decreased revenues or could impair our ability to grow our business.

Green coffee is a commodity and its supply is subject to volatility beyond our control. Supply is affected by many factors in the coffee growing countries including weather, political and economic conditions, acts of terrorism, as well as efforts by coffee growers to expand or form cartels or associations. If we are unable to procure a sufficient supply of green coffee, our sales would suffer.

Some of the arabica coffee beans of the quality we purchase do not trade directly on the commodity markets. Rather, we purchase the high end arabica coffee beans that we use on a negotiated basis. We depend on our relationships with coffee brokers, exporters and growers for the supply of our primary raw material, high quality Arabica coffee beans. If any of our relationships with coffee brokers, exporters or growers deteriorate, we may be unable to procure a sufficient quantity of high quality coffee beans at prices acceptable to us or at all. In such case, we may not be able to fulfill the demand of our existing customers, supply new retail stores or expand other channels of distribution. A raw material shortage could result in a deterioration of our relationship with our customers, decreased revenues or could impair our ability to expand our business.

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The coffee industry is highly competitive and if we cannot compete successfully, we may lose our customers or experience reduced sales and profitability.

The coffee markets in which we do business are highly competitive and competition in these markets is likely to become increasingly more intense due to the relatively low barriers to entry. The industry in which we compete is particularly sensitive to price pressure, as well as quality, reputation and viability for wholesale and brand loyalty for retail. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Our private label and branded coffee products compete with other manufacturers of private label coffee and branded coffees. These competitors, such as Kraft General Foods, Inc., The Kroger Co., The Procter & Gamble Company and Sara Lee Corporation, have much greater financial, marketing, distribution, management and other resources than we do for marketing, promotions and geographic and market expansion. In addition, there are a growing number of specialty coffee companies who provide specialty green coffee and roasted coffee for retail sale. If we are unable to compete successfully against existing and new competitors, we may lose our customers or experience reduced sales and profitability.

Adverse public or medical opinion about caffeine may reduce our sales and profits.

Some of our coffee products contain caffeine and other active compounds, the health effects of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to an increased heart rate, restlessness and anxiety, depression, headaches, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could reduce our sales and profits.

RISK FACTORS RELATED TO THIS OFFERING

The Gordon family effectively controls Coffee Holding, substantially reducing the influence of our other stockholders.

Andrew Gordon and David Gordon, executive officers and directors of Coffee Holding, beneficially own approximately 52.0% of our outstanding shares of common stock. In addition, other members of the Gordon family beneficially own an additional 34.5% of the outstanding shares of common stock. After the offering, Andrew Gordon, David Gordon and other members of the Gordon family will beneficially own approximately 64.1% of our outstanding common stock and will be able to control the vote on all matters submitted to a vote of stockholders, including the election of directors, amendments to the Articles of Incorporation and Bylaws and approval of significant corporate transactions. This control could have the effect of discouraging, delaying or preventing a change in our control which other stockholders might consider favorable. This control could also have the effect of approving a change in our control on terms which other stockholders might consider unfavorable.

In connection with this offering, we will implement anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

In connection with this offering, we will amend our Articles of Incorporation to, among other things, include provisions which could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	establishing a classified board of directors requiring that members of the board be elected in different years;

•
authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and resist a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

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•	limiting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, provisions of the Nevada Revised Statutes and the terms of the employment agreements with our executive officers may discourage, delay or prevent a change in our control.

Sales of substantial amounts of our common stock may occur after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the completion of this offering (and excluding shares underlying the underwriters’ warrants), we will have 5,399,650 shares of common stock issued and outstanding (5,609,650 shares if the underwriters’ over-allotment option is exercised in full). Of those shares, the 1,400,000 sold in this offering (1,610,000 if the underwriters’ over-allotment option is exercised in full) and the 29,650 shares registered in the Rule 419 Offering will have been registered under the Securities Act of 1933, as amended, and may be resold without further registration and 3,970,000 shares are “restricted securities” and may not be sold unless the sale is registered under the Securities Act or pursuant to an exemption from registration under the Securities Act. All of these restricted securities (including 2,079,116 held by our officers and directors and an additional 1,380,384 shares owned by members of the Gordon family who are not our officers or directors) are eligible for sale under the exemption provided by Rule 144 of the Securities Act. Approximately 3,600,000 shares are subject to lock-up agreements which prohibit the sale of such shares for nine months after this offering. However, it is possible that the underwriters could waive the nine-month lock-up period depending on several factors, including, but not limited to, the market price and demand for our common stock and the general condition of the securities markets. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

There has been no prior market for our common stock and if an active trading market for our stock does not develop or if our stock is delisted from the American Stock Exchange, you may have difficulty selling your stock.

Prior to the offering, there has been no public trading market for our common stock. Furthermore, given the minimal number of outstanding shares of common stock held by our non-affiliates, a liquid public market may not develop. We have applied for listing of our common stock on the American Stock Exchange under the symbol “JVA”.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or the control of any market maker or specialist. The number of active buyers and sellers of our common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares on short notice, and, therefore, you should not view our common stock as a short-term investment. An active trading market for our securities might not develop or be sustained. In addition, even if these securities are listed and traded initially on the American Stock Exchange, we may fail to meet certain minimum standards for continued listing. In that event, our common stock could be delisted, and our common stock would no longer be listed on an exchange or other trading market, if we are unable to list our common stock on another trading market. This may make it extremely difficult to sell or trade our common stock.

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We will have discretion as to the use of the proceeds of this offering. If we do not use the proceeds effectively, we may not be able to successfully implement our business strategy which could impede our growth and reduce our sales and profitability.

We intend to use the proceeds of this offering to implement a branded sales and marketing campaign, to purchase additional equipment for our La Junta, Colorado facility, to grow our food service distribution and for general corporate purposes, including working capital and capital expenditures. As strategic opportunities arise, we may use the proceeds of this offering to fund acquisitions, licensing and other strategic alliances. We will have broad discretion in applying the portion of the net proceeds reserved for general corporate purposes and may use the proceeds in ways that are not optimal or with which stockholders disagree. Accordingly, investors in this offering will be relying on management’s judgment with only limited information about our specific intentions regarding a significant portion of the use of proceeds.

You will incur immediate and substantial dilution.

You will experience an immediate and substantial dilution of $3.30 per share ($3.20 per share assuming exercise of the underwriters’ over-allotment option) in the net tangible book value per share of common stock based on an assumed initial public offering price of $5.00 per share. New investors and existing stockholders will have paid 88.9% and 11.1%, respectively, of the total consideration paid for the shares of our common stock outstanding after this offering. Accordingly, existing stockholders will benefit disproportionately from this offering. If we raise additional capital through the sale of equity, including preferred stock or convertible securities, your percentage of ownership will be diluted. You may also experience dilution if stock options or warrants to purchase our shares are exercised. As of the date of this prospectus, we had reserved 800,000 shares of our common stock for issuance under our 1998 Stock Option Plan and 70,000 shares of our common stock for issuance upon the exercise of warrants to be issued to the underwriters at the completion of this offering. No other options or warrants had been granted or exercised as of the date of this prospectus.

If our common stock is deemed to be a “penny stock,” it may be subject to special requirements or conditions that could make it more difficult for you to sell your stock. This could cause our stock price to decline.

If the trading price of our common stock drops below $5.00 per share and our common stock ceases to be listed on the American Stock Exchange or other comparable national exchange, our common stock may be deemed to be “penny stock.” Penny stocks are stocks:

•	with a price of less than $5.00 per share;

•	not traded on a “recognized” national exchange;

•	whose prices are not quoted on the Nasdaq automated quotation system; and

•
in issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements typically are identified by use of terms such as “may,” “should,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. Forward-looking statements represent our management’s judgment regarding future events. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy, products, products under development, markets, budgets, plans, or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under “Risk Factors” set forth above.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering will be approximately $5.8 million, or $6.7 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $5.00 per share and after deducting the underwriting discounts and commissions of approximately $630,000, or $724,500 if the underwriters exercise their over-allotment option in full, and estimated offering expenses payable by us of approximately $575,000 or $607,000 if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds of this offering as follows:

•
approximately $1.5 million to implement a branded sales and marketing campaign designed to increase our brand awareness in existing markets, including targeting Hispanic consumers throughout the United States;

•	approximately $800,000 to purchase additional equipment for our La Junta, Colorado facility that will allow us to increase production and expand our product offerings on the West Coast;

•	approximately $500,000 to grow our food service distribution both organically and through acquisitions; and

•
the remaining $3.9 million for general corporate purposes, including working capital and capital expenditures and, as strategic opportunities arise, to fund acquisitions, licensing and other strategic alliances.

The foregoing represents our best estimate of our allocation of the net proceeds of this offering. This estimate is based on certain assumptions related to our sales and marketing activities, the growth of our business, competition and other factors. In addition, although we have no present plans or intentions, as strategic opportunities arise, we may use a portion of the proceeds of this offering to fund future acquisitions, licensing and other strategic alliances. Future events, as well as changes in economic or competitive conditions or our business and the results of our sales and marketing activities and growth of our business, may make shifts in the allocation of funds necessary or desirable.

A substantial portion of the net proceeds will be reserved for general corporate purposes. Our management will have broad discretion in the application of this portion of the net proceeds. Pending such uses, we intend to invest the net proceeds in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

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DILUTION

Our net tangible book value at January 31, 2005 was approximately $3,398,000 or $.85 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the sale of our common stock at an assumed initial public offering price of $5.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at January 31, 2005 would have been approximately $9,193,000, or $1.70 per share ($10,117,000 or $1.80 per share assuming exercise of the underwriters’ over-allotment option) of common stock. This represents an immediate increase in the net tangible book value of $.85 per share ($.95 per share assuming exercise of the underwriters’ over-allotment option) to existing stockholders and an immediate dilution of $3.30 per share ($3.20 per share assuming exercise of the underwriters’ over-allotment option) to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share(1)		$5.00
Net tangible book value per share at January 31, 2005	$.85
Increase per share attributable to new investors	$.85

As adjusted net tangible book value per share after the offering(2)		$1.70

Dilution per share to new investors		$3.30

(1)	Before deduction of underwriting discounts and commissions and estimated expenses of the offering.
(2)	After deduction of underwriting discounts and commissions and estimated expenses of the offering.

The following table summarizes, on an as-adjusted basis, after giving effect to this offering (assuming no exercise of the underwriters’ over-allotment option), the number of shares purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors at an assumed initial public offering price of $5.00 per share:

	Shares Purchased		Total Consideration		Average Price

	Number	Percent	Amount	Percent	Per Share

Existing stockholders	3,999,650	74.1%	$871,887	11.1%	$.22
New investors	1,400,000	25.9%	7,000,000	88.9%	$5.00

Total	5,399,650	100.0%	$7,871,887	100.0%

In addition, 800,000 shares of our common stock have been reserved for future issuance upon exercise of options to be granted pursuant to our 1998 Stock Option Plan and 70,000 shares of our common stock have been reserved for future issuance upon exercise of warrants to be granted to the underwriters upon completion of this offering. The issuance of such shares of our common stock may result in further dilution to new investors.

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CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2005, on an actual basis and as adjusted to reflect the completion of this offering and the sale of 1,400,000 shares of common stock at an assumed initial public offering price of $5.00 per share, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. The share information in this table is based on our shares of common stock outstanding as of January 31, 2005. This table does not include 800,000 shares of our common stock reserved for future issuance under our 1998 Stock Option Plan and 70,000 shares of our common stock reserved for future issuance upon exercise of warrants to be granted to the underwriters in connection with this offering.

	At January 31, 2005

	Actual	As Adjusted(1)

Short term debt:
Current portion of obligations under capital lease	$74,319	$74,319
Line of credit borrowings	3,480,045	3,480,045

Total short term debt	3,554,364	3,554,364

Long term debt:
Obligations under capital lease, net of current portion	3,939	3,939

Stockholders’ equity:
Preferred stock, $.001 per value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 30,000,000 shares authorized, 3,999,650 shares issued and outstanding actual, and 5,399,650 shares issued and outstanding as adjusted(2)	4,000	5,400
Additional paid-in capital	867,887	6,661,487
Retained earnings	2,526,215	2,526,215

Total stockholders’ equity	3,398,102	9,193,102

Total capitalization	$6,956,405	$12,751,405

(1)
Reflects completion of this offering, the sale of 1,400,000 shares of common stock and the application of the net proceeds from this offering after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

(2)
Does not include 800,000 shares of common stock reserved for issuance upon exercise of stock options and 70,000 shares of our common stock reserved for future issuance upon exercise of warrants to be granted to the underwriters upon completion of this offering. Assumes no exercise of the underwriters’ over-allotment option.

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DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. The payment of dividends in the future will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. We cannot guarantee that we will pay dividends or, if we pay dividends, the amount or frequency of these dividends.

SELECTED FINANCIAL INFORMATION

The summary financial data for the fiscal years ended October 31, 2004, 2003 and 2002 was derived from our financial statements that have been audited by Lazar Levine & Felix LLP for the respective periods. The information for the three months ended January 31, 2005 and 2004 was derived from unaudited financial data but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. The summary financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes appearing in this prospectus beginning on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our financial statements for the years ended October 31, 2004 and 2003 and for the three months ended January 31, 2005 and 2004.

	For the Year Ended			For the Three Months Ended

	October 31, 2004	October 31, 2003	October 31, 2002	January 31, 2005	January 31, 2004

	(Dollars in thousands, except per share data)
Income Statement Data:
Net sales	$28,030	$20,240	$17,433	$8,060	$5,847
Cost of sales	20,928	15,373	12,453	5,988	3,833

Gross profit	7,102	4,867	4,980	2,072	2,014
Operating expenses	5,400	3,993	3,505	1,395	1,049

Income from operations	1,702	874	1,475	677	965
Other income (expense)	(134)	(136)	(162)	(23)	(38)

Income before income taxes	1,568	738	1,313	654	927
Provision for income taxes	693	116	558	252	408

Net income	$875	$622	$755	$402	$519

Net income per share—basic and diluted	$.22	$.16	$.19	$.10	$.13

	At October 31,			At January 31, 2005

	2004	2003	2002	Actual	As Adjusted(1)

	(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets	$10,914	$7,035	$6,042	$10,286	$16,081
Short-term debt	$3,048	$215	$205	$3,554	$3,554
Long-term debt	$6	$2,800	$1,972	$4	$4
Total liabilities	$7,918	$4,915	$4,544	$6,888	$6,888
Shareholders’ equity	$2,996	$2,120	$1,498	$3,398	$9,193
Book value per share	$.75	$.53	$.37	$.85	$1.70

(1)	Adjusted to give effect to the receipt and application of the net proceeds of approximately $5,795,000 from the sale of shares of common stock offered by this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. The following discussion should be read in conjunction with “Selected Financial Data” and our financial statements and the notes thereto included elsewhere in this prospectus.

Overview

We are an integrated wholesale coffee roaster and dealer in the United States. Our operations have primarily focused on the following areas of the coffee industry:

•	the sale of wholesale specialty green coffee;

•	the roasting, blending, packaging and sale of private label coffee; and

•	the roasting, blending, packaging and sale of our seven brands of coffee.

Our operating results are affected by a number of factors including:

•	the level of marketing and pricing competition from existing or new competitors in the coffee industry;

•	our ability to retain existing customers and attract new customers;

•	fluctuations in purchase prices and supply of green coffee and in the selling prices of our products;

•	the success of our hedging strategy; and

•	our ability to manage inventory and fulfillment operations and maintain gross margins.

Our net sales are driven primarily by the success of our sales and marketing efforts and our ability to retain existing customers and attract new customers. For this reason, we have made the strategic decision to invest in measures that will increase net sales. In February 2004, we acquired certain assets of Premier Roasters. We also hired a West Coast Brand Manager to market our S&W brand and to increase sales of S&W coffee to new customers and increased attendance at trade shows to promote our food service and private label coffee business. In the last twelve months, we also hired third party marketing specialists to increase the sale of our branded coffee through label redesigns and new distribution. As a result of these efforts, net sales increased in our specialty green coffee, private label and branded coffee business lines in both dollars and pounds sold since the date of the acquisition. In addition, we increased the number of our customers in all three areas.

Our net sales are also affected by the price of green coffee. We import green coffee from Colombia, Mexico, Kenya, Brazil and Uganda. The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. For example, coffee crops in Brazil, which produces one-third of the world’s green coffee, are susceptible to frost in June and July and drought in September, October and November. However, because we purchase coffee from a number of countries and are able to freely substitute one country’s coffee for another in our products, price fluctuations in one country generally have not had a material impact on the price we pay for coffee. Accordingly, price fluctuations in one country generally have not had a material effect on our results of operations, liquidity and capital resources. Because we generally have been able to pass green coffee price increases through to customers, increased prices of green coffee generally result in increased net sales. However, increased green coffee prices also generally result in increased cost of sales. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity.

Historically, we have used short-term coffee futures and options contracts in the ordinary course of business for the purpose of hedging the effects of changing green coffee prices. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms, generally three to four months, for the purpose of guaranteeing an adequate supply of green coffee at favorable prices. Although the use of

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these derivative financial instruments has generally enabled us to mitigate the effect of changing prices and decrease our cost of sales, no strategy can entirely eliminate pricing risks and we generally remain exposed to loss when prices decline significantly in a short period of time, and we generally remain exposed to supply risk in the event of non-performance by the counter- parties to any futures contracts. Gains and losses we have on futures contracts affect our net income because such gains and losses comprise a component of our cost of sales. Gains are reported as decreases to our cost of sales and therefore increases to our net income. Losses are reported as increases to our cost of sales and therefore decreases to our net income. During the fiscal years ended October 31, 2004 and October 31, 2003, we had net gains on futures contracts of approximately $1,622,000 and $869,000, respectively and during the three months ended January 31, 2005 and January 31, 2004 we had net gains on future contracts of approximately $721,000 and $598,000, respectively. These gains contributed to lower cost of sales and increased net income for those periods. Although over the past two fiscal years we have incurred net gains on futures contracts and thereby increased our net income, we have incurred losses on futures contracts during some past reporting periods. These losses contributed to increased cost of sales and decreased net income for those periods. If the hedges that we enter do not adequately offset the risks of coffee bean price volatility or our hedges result in losses, our cost of sales may increase, resulting in a decrease in profitability.

In February 2004, we acquired certain assets of Premier Roasters, a roaster-dealer located in La Junta, Colorado, for $825,000. The assets purchased by us include all of the operating equipment located at Premier Roasters’ La Junta and Rocky Ford, Colorado locations, as well as all labels for all of Premier Roasters’ coffee products. In connection with the acquisition of these assets, we reached an agreement with the City of La Junta, Colorado on a 20-year lease for a 50,000 square foot facility in La Junta. We are using the assets that we purchased to expand our integrated wholesale coffee roaster and dealer operations to the Western United States. In connection with this transaction, we also entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks, including Premium, Premium Decaf, French Roast, Colombian, Colombian Decaf, Swiss Water Decaf, Kona, and Mellow’d Roast lines, in connection with the production, manufacture and sale of ground coffee for distribution to retail customers in the United States and certain other countries approved by Del Monte Corporation.

We believe that our new La Junta, Colorado facility will allow us to grow our business and increase sales to new and existing customers in the Western United States. By operating out of two facilities, we will now be able to compete aggressively throughout the United States as we have gained new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility. In addition, we intend to broaden our customer base and increase penetration with existing customers by expanding the S&W label from a well-known brand on the West coast to a well-known brand throughout the entire continental United States.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventories, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, may be impacted significantly by judgment, assumptions and estimates used in the preparation of the financial statements:

•
We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured. We generally recognize revenue at the time of shipment. Sales are reflected net of discounts and returns.

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•
Our allowance for doubtful accounts is maintained to provide for losses arising from customers’ inability to make required payments. If there is deterioration of our customers’ credit worthiness and/or there is an increase in the length of time that the receivables are past due greater than the historical assumptions used, additional allowances may be required. For example, every additional one percent of our accounts receivable that becomes uncollectible would reduce our operating income by approximately $30,000.

•
Inventories are stated at cost (determined on a first-in, first-out basis). Based on our assumptions about future demand and market conditions, inventories are subject to be written-down to market value. If our assumptions about future demand change and/or actual market conditions are less favorable than those projected, additional write-downs of inventories may be required.

•
We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized. Accordingly, our net deferred tax asset of $132,300 could need to be written off if we do not remain profitable.

Three Months Ended January 31, 2005 Compared to the Three Months Ended January 31, 2004

Net Income.     Net income decreased $116,518, or 22.5%, to $402,281 or $.10 per share for the three months ended January 31, 2005 compared to $518,779 or $.13 per share for the three months ended January 31, 2004. The decrease in net income primarily reflects an increase in cost of sales and operating expenses partially offset by increased net sales.

Net Sales.     Net sales totaled $8,060,820 for the three months ended January 31, 2005, an increase of $2,212,332 or 37.8% from $5,847,948 for the three months ended January 31, 2004. The increase in net sales reflects increased sales of specialty green coffee of $1,072,510. The number of our customers in the specialty green coffee area grew approximately 3.6% from January 31, 2004 to 262 customers at January 31, 2005. These customers are predominately independent gourmet/specialty roasters, some of whom own their own retail outlets. Sales to new customers in this area historically start slowly because many of these companies are start up ventures. Because the specialty green coffee area is the fastest growing segment of the coffee market, we believe that our customer base and sales will grow in this area. The increase in net sales also reflects increased sales of branded and private label coffee, $466,355 of which is attributable to our license of the S&W brand which we signed in February 2004. The increase in the price of the underlying commodity (coffee) also contributed to the increase in net sales.

Cost of Sales.     Cost of sales for the three months ended January 31, 2005 was $5,988,013 or 74.3% of net sales, as compared to $3,833,586 or 65.6% of net sales for the three months ended January 31, 2004. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity. The increase in cost of sales reflects increased purchases of green coffee in the amount of approximately $1,400,000, an increase in packaging costs associated with the increase in net sales of approximately $400,000 and approximately $76,000 from higher green coffee prices during the period as prices increased $.30 per pound year to year, partially offset by increased net gains on future contracts. As the price of coffee is cyclical and volatile and subject to many factors, including weather, politics and economics, we are unable to predict the purchase price of green coffee for fiscal 2005. We began to acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee at favorable prices beginning in the latter half of fiscal 2000 and continuing through fiscal 2004. As the price of specialty green coffee beans continued to increase, we used our favorable inventory position to increase our margins. We had net gains on futures contracts of $720,754 for the three months ended January 31, 2005 compared to $597,657 for the comparable period in 2004. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices during certain periods and to be more competitive with our pricing.

Gross Profit.     Gross profit for the three months ended January 31, 2005 was $2,072,267, an increase of $57,905, or 2.9%, from $2,014,362 for the three months ended January 31, 2004. Gross profit as a percentage

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of net sales decreased by 8.7% to 25.7% for the three months ended January 31, 2005 from 34.4% for the same period in 2004. The increase in gross profit was primarily attributable to increased net sales during the first three months of 2005 compared to the first three months of 2004, while the decrease in gross profit as a percentage of net sales was due to an increase in costs of sales.

Operating Expenses.     Total operating expenses increased $346,148 or 33.0% to $1,395,386 for the three months ended January 31, 2005 from $1,049,238 for the same period in 2004 partially due to increases in selling and administrative expenses. Selling and administrative expenses increased $342,301 or 37.0% to $1,268,065 for the three months ended January 31, 2005 from $925,764 for the same period in 2004. The increase in selling and administrative expenses reflects several factors, including increases of approximately $110,000 in rent and utilities, $90,000 in insurance and benefits, $51,000 in shipping expenses, $28,000 in depreciation and $23,000 in professional fees.

We acquired certain assets of Premier Roasters and entered into a lease to operate from our new La Junta facility in February 2004. Prior to commencing operations in La Junta, we incurred expenses associated with repairing and maintaining equipment located at the facility so that such equipment could meet our needs and our roasting and blending requirements. We also incurred expenses associated with the hiring of 25 new employees at the facility. Although we will continue to incur increased operating expenses from operating out of two facilities, we expect to gain new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility. We believe that this will allow us to compete aggressively throughout the United States.

The increase in shipping expenses reflects the increase in pounds of coffee sold, higher rates caused by increased fuel surcharges and gasoline prices, and the addition of new customers during the period. We believe that these changes reflect our strategic decision to invest in measures that will increase net sales on a present and future basis. The increases in rent and utilities and depreciation reflect the increased costs of operating two facilities. The increase in professional fees is attributable to our proposed public offering of common stock.

Officers’ salaries increased $3,847 to $127,321 for the three months ended January 31, 2005 from $123,474 for the three months ended January 31, 2004.

Other Expense.     Other expense decreased $14,625 or 38.7% from $37,825 for the three months ended January 31, 2004 to $23,200 for the three months ended January 31, 2005, due to decreased borrowings between the periods.

Income Before Taxes.     We had income of $653,681 before income taxes for the three months ended January 31, 2005 compared to income of $927,299 before income taxes for the three months ended January 31, 2004. The decrease was attributable primarily to increased costs of sales and operating expenses.

Income Taxes.     Our provision for income taxes for the three months ended January 31, 2005 totaled $251,400 (38.5% of Income before income taxes) compared to $408,500 (44.1% of Income before income taxes) for the three months ended January 31, 2004 as a result of decreased income before taxes.

Year Ended October 31, 2004 (Fiscal 2004) Compared to the Year Ended October 31, 2003 (Fiscal 2003)

Net Income.     Net income increased $253,260, or 40.7%, to $875,342 or $.22 per share for the year ended October 31, 2004 compared to $622,082 or $.16 per share for the year ended October 31, 2003. The increase in net income primarily reflects increased net sales, increased margins on our branded coffee and private label coffee products and increased margins on specialty green coffee sales.

Net Sales.     Net sales totaled $28,030,389 for the year ended October 31, 2004, an increase of $7,790,522 or 38.5% from $20,239,867 for the year ended October 31, 2003. The increase in net sales reflects a 50.6% increase in coffee pounds sold from 17.4 million pounds in 2003 to 26.2 million pounds in 2004. The increase in pounds of coffee sold is the result of increased sales of our private label, branded and specialty green coffees. The increase in net sales also reflects sales of $1,366,000 under our license of the S&W brand which we signed in February 2004. Sales of our Café Caribe brand, as measured by Information

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Resources Incorporated data, increased approximately 32% over fiscal 2003 due in part to the efforts of our third party marketing specialists through label redesigns and new distribution. The number of our customers in the specialty green coffee area grew approximately 6.9% to 262 customers. These customers are predominately independent gourmet/ specialty roasters, some of whom own their own retail outlets. Sales to new customers in this area historically start slowly because many of these companies are start up ventures. Because the specialty green coffee area is the fastest growing segment of the coffee market, we believe that our customer base and sales will grow in this area. The increase in the price of the underlying commodity (coffee) also contributed to the increase in net sales.

Cost of Sales.     Cost of sales for the year ended October 31, 2004 was $20,927,506 or 74.7% of net sales, as compared to $15,373,127 or 76.0% of net sales for the year ended October 31, 2003. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity. The increase in cost of sales reflects increased purchases of green coffee in the amount of approximately $3,500,000, an increase in packaging costs associated with the increase in net sales of approximately $700,000 and approximately $1,400,000 from higher green coffee prices during the period as prices increased $.16 per pound year to year, partially offset by net gains on future contracts. As the price of coffee is cyclical and volatile and subject to many factors, including weather, politics and economics, we are unable to predict the purchase price of green coffee for fiscal 2005. We began to acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee at favorable prices beginning in the latter half of fiscal 2000 and continuing through fiscal 2004. As the price of specialty green coffee beans continued to increase, we used our favorable inventory position to increase our margins. We had net gains on futures contracts of $1,622,038 for the year ended October 31, 2004 compared to $868,669 for the year ended October 31, 2003. The use of these derivative financial instruments enabled us to mitigate the effect of changing prices during these periods, to increase our margins as coffee prices have increased and to be more competitive with our pricing.

Gross Profit.     Gross profit for the year ended October 31, 2004 was $7,102,883, an increase of $2,236,143 or 45.9%, from $4,866,740 for the year ended October 31, 2003. Gross profit as a percentage of net sales increased by 1.3% to 25.3% for the year ended October 31, 2004 from 24.0% for the year ended October 31, 2003. Gains on futures contracts, reduced pricing pressure from national brands and new business with favorable pricing terms allowed us to increase our margins as the price of green coffee has increased. As previously discussed, we believe that our favorable inventory position will allow us to increase our sales and ultimately our margins if coffee prices continue to rise.

Operating Expenses.     Total operating expenses increased $1,408,057 or 35.3% to $5,400,382 for the year ended October 31, 2004 from $3,992,325 for 2003 due to increases in selling and administrative expenses and officers’ salaries. Selling and administrative expenses increased $1,276,344 or 36.4% to $4,777,809 for the year ended October 31, 2004 from $3,501,465 for 2003. The increase in selling and administrative expenses reflects several factors, including increases of approximately $320,000 in shipping expenses, $322,000 in office salaries, $140,000 in sales commissions, $60,000 in maintenance, $71,000 in utilities, $51,000 in travel and $64,000 in depreciation.

We acquired certain assets of Premier Roasters and entered into a lease to operate from our new La Junta facility in February 2004. Prior to commencing operations in La Junta, we incurred expenses associated with repairing and maintaining equipment located at the facility so that such equipment could meet our needs and our roasting and blending requirements. We also incurred expenses associated with the hiring of 25 new employees at the facility. Although we will continue to incur increased operating expenses from operating out of two facilities, we expect to gain new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility. We believe that this will allow us to compete aggressively throughout the United States.

The increase in shipping expenses reflects the increase in pounds of coffee sold, higher rates caused by increased fuel surcharges and gasoline prices, and the addition of new customers during the period. The increase in commissions reflects the hiring of a West Coast Brand Manager to market our S&W brand as well as increases in sales of S&W coffee to new customers. We believe that these changes reflect our strategic decision to invest in measures that will increase net sales on a present and future basis. The increase in office

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salaries reflects normal salary increases to non-officer employees in our New York facility and the addition of new personnel in our Colorado facility. The increases in maintenance, utilities, travel and depreciation reflect the increased costs of operating two facilities.

Officers’ salaries increased $131,713 to $622,573 for the year ended October 31, 2004 from $490,860 for the year ended October 31, 2003. The increase was primarily due to salary increases for senior officers.

Other Expense.     Other expense decreased $2,003 or 1.4% from $135,967 for the year ended October 31, 2003 to $133,964 for the year ended October 31, 2004.

Income Before Taxes.     We had income of $1,568,537 before income taxes for the year ended October 31, 2004 compared to income of $738,448 before income taxes for the year ended October 31, 2003. The increase was attributable primarily to improved margins on the sale of our private label, branded and specialty green coffee products due to a favorable inventory position as coffee prices increased.

Income Taxes.     Our provision for income taxes for the year ended October 31, 2004 totaled $693,195 compared to $116,366 for the year ended October 31, 2003 as a result of increased income before taxes.

Liquidity and Capital Resources

As of January 31, 2005, we had working capital of $1,215,782 which represented a $489,338 increase from our working capital of $726,444 as of October 31, 2004, and total stockholders’ equity of $3,398,102, which increased by $402,281 from our total stockholders’ equity of $2,995,821 as of October 31, 2004. Our working capital increased primarily due to a decrease in accounts payable and accrued expenses of $1,576,078 offset by an increase in line of credit borrowings of $795,000. The increase in working capital was partially offset by a $924,301 decrease in accounts receivable, net of allowance for doubtful accounts, at January 31, 2005 compared to October 31, 2004. Our receivables decreased due to increased collection efforts in the quarter, which in turn led to payments of payables and decreased payable balances for the quarter.

As of October 31, 2004, we had a credit facility with Wells Fargo Business Credit for a revolving line of credit of up to $5,000,000 based on eligible trade accounts receivable and inventories and a term loan of up to $750,000 based on eligible equipment. The line of credit provided for borrowings of up to 85% of our eligible trade accounts receivable and 60% of eligible inventories.

In November 2004, we refinanced our credit facility by entering into a new financing arrangement with Merrill Lynch Business Financial Services Inc. and terminating our prior agreement with Wells Fargo Business Credit. This new line of credit is for a maximum of $3,500,000, expires on October 31, 2005 and requires monthly interest payments at a rate of LIBOR plus 2.15% (an effective rate of 4.74% at January 31, 2005). This loan is secured by a blanket lien on all of our assets and the personal guarantees of Andrew Gordon and David Gordon, two of our officers and directors. As of January 31, 2005, we had $3,480,045 outstanding under the new line of credit as compared to an outstanding balance of $2,685,045 under the Wells Fargo line of credit at October 31, 2004.

The new credit facility contains covenants that place restrictions on our operations. Among other things, these covenants: require us to maintain certain financial ratios; require us to maintain a minimum net worth; and prohibit us from merging with or into other companies, acquiring all or substantially all of the assets of other companies, or selling all or substantially all of our assets without the consent of the lender. These restrictions could adversely impact our ability to implement our business plan, or raise additional capital, if needed. In addition, if we default under our existing credit facility or if our lender demands payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments. As of January 31, 2005, we believe we were in compliance with all covenants contained in the credit facility.

We also lease machinery and equipment under capital leases which expire in July 2006. The interest rates on the capital leases vary from 6.75% to 7.6% per annum. The outstanding balance on the capital leases aggregated $78,258 at January 31, 2005 compared to $116,915 at October 31, 2004.

For the three months ended January 31, 2005, our operating activities used net cash of $917,586 as compared to the three months ended January 31, 2004 when operating activities provided net cash of $442,930. The decreased cash flow from operations for the three months ended January 31, 2005 was

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primarily due to a decrease of $1,576,078 in accounts payable and accrued expenses and an increase of $728,721 in inventories, partially offset by a decrease in accounts receivable of $924,301. For the year ended October 31, 2004, our operating activities provided net cash of $1,616,465 as compared to the year ended October 31, 2003 when net cash used in operating activities was $744,226. The increased cash flow from operations for the year ended October 31, 2004 was primarily due to $875,342 in net income, $2,797,389 in increased accounts payable, offset in part by $467,865 in increased inventory levels and a $1,881,986 increase in accounts receivable.

For the three months ended January 31, 2005, our investing activities used net cash of $22,427 as compared to the three months ended January 31, 2004 when net cash used by investing activities was $24,301. For the year ended October 31, 2004, our investing activities used net cash of $1,056,179 as compared to the year October 31, 2003 when net cash used by investing activities was $62,758. The decreased cash flow from investing activities for fiscal 2004 was primarily due to the purchase of property and equipment from Premier Roasters in February 2004.

For the three months ended January 31, 2005, our financing activities provided net cash of $504,343 as compared to the three months ended January 31, 2004 when net cash used by financing activities was $381,183. The increased cash flow from financing activities was primarily due to an increase in net payments under our line of credit. Net payments on our line of credit increased to $795,000 for the three months ended January 31, 2005 compared to net funding of $329,535 for the three months ended January 31, 2004.

For the year ended October 31, 2004, our financing activities provided net cash of $8,027 as compared to the year ended October 31, 2003 when net cash provided by financing activities was $837,248. The decreased cash flow from financing activities was primarily due to decreased net cash borrowings under our line of credit, principal payments on our capital lease and payments to related parties. Net cash used on our line of credit decreased $745,714 to net cash used of $308,979 for the year ended October 31, 2004 compared to net cash used of $1,054,693 for the year ended October 31, 2003. In addition, we repaid $79,646 in loans to our stockholders during the year ended October 31, 2004. Principal payments on our capital leases also increased $100,785 to $221,306 for the year ended October 31, 2004 from $120,521 for the year ended October 31, 2003.

In February, 2004, we acquired certain assets of Premier Roasters for $825,000. In addition, we entered into an agreement with the City of La Junta, Colorado to lease a 50,000 square foot facility for $8,341 per month. We do not believe that the purchase price or costs associated with operating a second facility will have a material effect on our future cash flow or liquidity position. We believe that the costs associated with operating the second facility will be mitigated by the new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility and increased sales to new and existing customers in the Western United States.

We expect to fund our operations, including paying our liabilities, funding capital expenditures and making required payments on our debts, through October 31, 2005 with cash provided by this offering, our operating activities and the use of our credit facility. In addition, an increase in eligible accounts receivable and inventory would permit us to make additional borrowings under our line of credit. We also believe we could, if necessary, obtain additional loans by mortgaging our headquarters.

Market Risks

Market risks relating to our operations result primarily from changes in interest rates and commodity prices as further described below.

Interest Rate Risks

We are subject to market risk from exposure to fluctuations in interest rates. At January 31, 2005, our debt consisted of $78,258 of fixed rate debt on the capital leases and $3,480,045 of variable rate debt under our line of credit. At January 31, 2005, interest on the variable rate debt was payable primarily at 4.74% (or 2.15% above LIBOR) for the line of credit. We do not expect changes in interest rates to have a material

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effect on results of operations or cash flows in fiscal 2005, although there can be no assurance that interest rates will not significantly change.

Commodity Price Risks

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used short-term coffee futures and options contracts for the purpose of hedging the effects of changing green coffee prices, as further explained in Note 2 of the notes to financial statements. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices decline significantly in a short period of time and remain at higher levels, preventing us from obtaining inventory at favorable prices. We generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits. However, we cannot predict whether we will be able to pass inventory price increases through to our customers in the future.

At January 31, 2005, we held 330 options (generally with terms of two months or less) covering an aggregate of 12,375,000 pounds of green coffee beans at prices aggregating $.98, $1.00 and $1.05 per pound. The fair market value of these options, which was obtained from a major financial institution, was $1,012,688 at January 31, 2005.

We acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee. At January 31, 2005, we did not hold any longer-term futures contracts.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

BUSINESS

General Overview

Products and Operations.     We are an integrated wholesale coffee roaster and dealer in the United States. Our core products can be divided into three categories:

•	Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•
Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee: coffee roasted and blended to our own specifications and packaged and sold under our seven brand names in different segments of the market.

Our private label and branded coffee products are sold throughout the United States and Canada to supermarkets, wholesalers, and individually owned and multi-unit retail customers. Our unprocessed green coffee, which includes over 70 types of coffee from all over the world, is sold to specialty gourmet roasters and coffee shop operators.

We conduct our operations in accordance with strict freshness and quality standards. All of our private label and branded coffee is produced from high quality coffee beans that are deep roasted for full flavor using a slow roasting process that has been perfected utilizing our more than thirty years of experience in the coffee

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industry. In order to ensure freshness, our products are delivered to our customers within 72 hours of roasting. We believe that our long history has enabled us to develop a loyal customer base.

Geographic Expansion.     In February 2004, we acquired certain assets of Premier Roasters, a roaster-dealer located in La Junta, Colorado, for $825,000. The assets purchased by us include all of the operating equipment located at Premier Roasters’ La Junta and Rocky Ford, Colorado locations, as well as all labels for all of Premier Roasters’ coffee products. In connection with the acquisition of these assets, we reached an agreement with the City of La Junta, Colorado on a 20-year lease for a 50,000 square foot facility in La Junta. We are using the assets that we purchased to expand our integrated wholesale coffee roaster and dealer operations in the Western United States. In connection with this transaction, we also entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in connection with the production, manufacture and sale of ground coffee for distribution to retail customers in the United States and certain other countries approved by Del Monte Corporation.

Our Industries

The United States coffee market consists of two distinct product categories:

•	Commercial ground roast, mass-merchandised coffee; and

•	Specialty coffees, which include:

•	Gourmet coffees (premium grade Arabica coffees sold in whole bean and ground form);

•	Espresso-based beverages; and

•	Premium coffees (upscale coffees mass-marketed by the leading coffee companies).

Specialty Green Coffee.     Specialty green coffee, or what is sometimes called gourmet coffee, is high quality Arabica bean coffee. The Arabica bean is widely considered in the industry to be superior to its counterpart, the Robusta bean, which is used mainly in non- specialty coffee. High quality Arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a bright, pleasing flavor that is suitable for specialty coffee. Although the overall coffee industry is mature, the specialty green coffee market continues to be a fast growing segment.

We have observed several industry trends that have contributed to the increase in demand for specialty coffee, including:

•	According to the Specialty Coffee Association, the estimated number of specialty coffee retail outlets grew from 585 units in 1989 to 17,400 units by the end of 2003;

•
Increasing demand for all premium food products, including specialty coffee, where the difference in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

•	Greater consumer awareness of specialty coffee as a result of its increasing availability;

•	Ease of preparation of specialty coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

•	The overall low price of Arabica coffee beans, which has allowed consumers to afford higher end specialty 100% Arabica coffees.

Hispanic Coffee Market in the United States.     Hispanics are now the fastest growing and largest minority demographic in the United States. Some attractive features about the Hispanic coffee market in the United States are:

•	According to Information Resources Inc., Spanish espresso beverages’ total volume sales increased by 12% from April 2003 to April 2004;
•
According to the United States Census Bureau, Hispanic Americans are the largest minority group in the United States as of January 2003 with 37 million people residing throughout the United States; and

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•	According to a May 2004 report by the Selig Center for Economic Growth, the purchasing power of Hispanic consumers will reach $992 billion by 2009.

Coffee Commodity Market.     Due to oversupply, in 2002 and 2003 coffee prices plummeted to 30-year lows. The price decrease was an 82 percent drop from four years earlier. In 2003, coffee-producing nations received approximately $5.5 billion for their beans, less than half what they made in the late 1980s. The oversupply has gone largely unnoticed in the United States, the world’s largest coffee consumer, because Americans have not seen equally steep price declines for coffee products. Changes in prices have been obscured by the dramatic expansion in the variety of upscale coffees available to ordinary consumers. Selling for over $2.00 per cup in many gourmet shops, coffee has become an affordable luxury. Late in 2004 and early in 2005, coffee prices increased dramatically, culminating in mid-March with a five-year-high of $1.395 per pound. In response to these price increases, national brands implemented two large price increases. Smaller independent roasters then also increased prices. We believe that the increased price of coffee has now been passed on to consumers.

Our Competitive Strengths

To achieve our growth objectives described below, we intend to leverage the following competitive strengths:

National Distribution with Capacity For Growth.     Since 1991, we have been able to expand our distribution to a national platform while operating from only our East Coast location. We have recently made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh coffee products throughout the United States. We believe that our new La Junta, Colorado facility will allow us to continue to grow our business by further increasing our presence in the Western United States. By operating out of two facilities, we have gained new economies of scale in both manufacturing and logistical efficiencies and are confident that we can compete aggressively throughout the United States. These two facilities allow us to reduce our freight and shipping costs to the Western United States, thereby enabling us to be more competitive in bidding for new business. In addition, our presence in Colorado has increased the number of potential customers we have because of our proximity to the West Coast.

Positioned to Profitably Grow Through Varying Cycles of the Coffee Market.     While many of our competitors engage in distinct segments of the coffee business, we sell products in each of the following areas:

•	Retail branded coffee;

•	Retail private label coffee;

•	Wholesale specialty green and gourmet whole bean coffees;

•	Food service;

•	Instant coffees; and

•	Niche products.

Our branded and private label roasted ground coffees are sold predominantly at competitive and value price levels while some of our other branded and specialty coffees are sold predominantly at the premium price levels. Premium price level coffee is high-quality gourmet coffee, such as AA Arabica coffee, which sells at a substantial premium over traditional retail canned coffee, while competitive and value price level coffee is mainstream or traditional canned coffee. Because of this diversification, we believe that our profitability is not dependent on any one area of the coffee industry and, therefore, is less sensitive than our competition to potential coffee commodity price and overall economic volatility.

Wholesale Green Coffee Market Presence.     As a large roaster/dealer of green coffee, we believe that we are favorably positioned to increase our specialty coffee sales. Since 1998, we increased the number of our wholesale green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers, by 75% from 150 to 262. We are a charter member of the Specialty Coffee Association of

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America and one of the largest distributors of Swiss Water Processed Decaffeinated Coffees along the East Coast. In addition, although we do not have any formalized, material agreements or long-term contracts with it, we have a 14-year relationship with our largest wholesale green coffee customer, Green Mountain Coffee Roasters. Our 30-plus years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. The assistance we provide to our customers includes training, coffee blending and market identification. We believe that our relationships with wholesale green coffee customers and our focus on selling green coffee as a wholesaler has enabled us to participate in the growth of the specialty coffee market while mitigating the risks associated with the competitive retail specialty coffee environment.

Diverse Portfolio of Differentiated Branded Coffees.     Currently, our highest net profit margin is on our branded coffees. We have amassed a portfolio of five proprietary name brands sold to supermarkets, wholesalers and individually-owned stores in the United States, including brands for specialty espresso, Latin espresso, Italian espresso, 100% Colombian coffee and blended coffee. In addition, we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution to retail customers. We plan to broaden our customer base and increase penetration with existing customers by expanding the S&W label from a well-known brand on the West Coast to a well-known brand throughout the United States. Our existing portfolio of differentiated brands combined with our management expertise serve as a platform to add additional name brands through acquisition or licensing agreements which target product niches and segments that do not compete with our existing brands. In addition, we have added a group of third-party marketing specialists to help grow our branded coffee sales. These specialists have redesigned our packaging and labels and have assisted in extending our product lines to include instant cappuccinos, large can coffees and trial-sized mini-brick packages.

Management Has Extensive Experience in the Coffee Industry.     We have been a family operated business for three generations. Throughout this time, we have remained profitable through varying cycles in the coffee industry and the economy. Andrew Gordon, our President, Chief Executive Officer and Chief Financial Officer, and David Gordon, our Executive Vice President – Operations, have worked with Coffee Holding for 22 and 24 years, respectively. David Gordon is an original member of the Specialty Coffee Association of America. Andrew Gordon publishes a weekly report on the coffee commodity industry. We believe that our employees and management are dedicated to our vision and mission, which is to produce high quality products, as well as to provide quality and responsive service to our customers.

Our Growth Strategy

We believe that significant growth opportunities exist by selectively pursuing strategic acquisitions and alliances, targeting the rapidly growing Hispanic market, increasing penetration with existing customers by adding new products, and developing our food service business. By capitalizing on this strategy, we hope to continue to grow our business with our commitment to quality and personalized service to our customers. We do not intend to compete on price alone nor do we intend to expand sales at the expense of profitability.

Selectively Pursue Strategic Acquisitions and Alliances.     We intend to expand our operations by acquiring coffee companies, seeking strategic alliances and acquiring or licensing brands which complement our business objectives. Consistent with this strategy, in February 2004, we acquired certain assets of Premier Roasters and we entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. We are using the assets we purchased from Premier Roasters and our new facility in La Junta, Colorado to expand our private label coffee and branded coffee operations in the Western United States. We believe that our Western United States presence recently enabled us to win a competitive bidding process to be the supplier of ground roast private label coffee for four West Coast divisions of Albertson’s, Inc., the second largest food and drug retailer in the United States according to Hoover’s Online. We intend to further expand the market presence of our branded products outside our primary Northeastern United States market through other acquisitions and strategic alliances.

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Grow Our Café Caribe Product.     The Hispanic population in the United States is growing at nine times the average rate and now represents the largest minority demographic in the United States, according to 2000 census data. We believe there is significant opportunity for our Café Caribe brand to gain market share among Hispanic consumers in the United States. Café Caribe is a specialty espresso coffee that targets espresso coffee drinkers and, in particular, Hispanic consumers. Although Café Caribe has historically been our leading brand by revenue, we have not implemented a comprehensive marketing program that targets Hispanic consumers.

Further Penetrating the Markets of Our Niche Products.     We intend to capture additional market share through our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including:

•	Specialty blends;

•	Private label “value” blends and trial-sized mini-brick packages;

•	Specialty instant coffees;

•	Instant cappuccinos and hot chocolates; and

•	Tea line products.

We have established relationships with additional independent sales brokers to market our products on a national scale.

Develop Our Food Service Business.     We plan to expand further into the food service business by developing new distribution channels for our products. Currently, we have a limited presence in the food service market. We have commenced marketing our upscale restaurant and Colombian coffee brands to hotels, restaurants, office coffee services companies and other food service retailers. In addition, we have expanded our food service offerings to include instant cappuccinos, tea products and an equipment program for our customers. We attend at least ten annual trade shows held by various buying groups which provide us a national audience to market our food service products. We intend to use a portion of the proceeds of this offering to grow our food service distribution both organically and through acquisitions.

Our Core Products

Our core products can be divided into three categories:

•	Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•
Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee: coffee roasted and blended to our own specifications and sold under our seven brand names in different segments of the market.

Wholesale Green Coffee.     The specialty green coffee market represents the fastest growing area of our industry. The number of gourmet coffee houses have been increasing in all areas of the United States. The growth in specialty coffee sales has created a marketplace for higher quality and differentiated products which can be priced at a premium in the marketplace. As a large roaster/dealer of green coffee, we are favorably positioned to increase our specialty coffee sales. We sell green coffee beans to small roasters and coffee shop operators located throughout the United States and carry over 70 different varieties. Specialty green coffee beans are sold unroasted, direct from warehouses to small roasters and gourmet coffee shop operators which then roast the beans themselves. We sell from as little as one bag (132 pounds) to a full truckload (44,000 pounds) depending on the size and need of the customer. We believe that we can increase sales of wholesale green coffee without venturing into the highly competitive retail specialty coffee environment and that we can be as profitable or more profitable than our competition in this segment by selling “one bag at a time” rather than “one cup at a time.”

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Private Label Coffee.     We roast, blend, package and sell coffee under private labels for companies throughout the United States and Canada. Our private label coffee is sold in cans, brick packages and instants in a variety of sizes. As of January 31, 2005, we supplied coffee under approximately 42 different labels to wholesalers and retailers, including Supervalu, C&S Wholesale and Nash Finch, three of the largest grocery wholesalers in North America according to Private Label Magazine. We produce private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process. Our private label customers seek a quality similar to the national brands at a lower cost, which represents a better value for the consumer.

Branded Coffee. We roast and blend our branded coffee according to our own recipes and package the coffee at our facilities in Brooklyn, New York and La Junta, Colorado. We then sell the packaged coffee under our brand labels to supermarkets, wholesalers and individually owned stores throughout the United States.

We hold trademarks for each of our proprietary name brands and have the exclusive right to use the S&W and IL CLASSICO trademarks in the United States in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. For further information regarding our trademark rights, see “Business–Trademarks.”

Each of our name brands is directed at a particular segment of the coffee market. Our branded coffees are:

•	Café Caribe is a specialty espresso coffee that targets espresso coffee drinkers and, in particular, the Hispanic consumer market;

•	S&W is an upscale canned coffee established in 1921 and includes Premium, Premium Decaf, French Roast, Colombian, Colombian Decaf, Swiss Water Decaf, Kona, Mellow’d Roast and IL CLASSICO lines;

•	Café Supremo is a specialty espresso that targets espresso drinkers of all backgrounds and tastes. It is designed to introduce coffee drinkers to the tastes of dark roasted coffee;

•
Don Manuel is produced from the finest 100% Colombian coffee beans. Don Manuel is an upscale quality product which commands a substantial premium compared to the more traditional brown coffee blends. We also use this known trademark in our food service business because of the high brand quality;

•
Fifth Avenue is a blended coffee that has become popular as an alternative for consumers who purchase private label or national branded coffee. We also market this brand to wholesalers who do not wish to undertake the expense of developing a private label coffee program under their own name;

•	Via Roma is an Italian espresso targeted at the more traditional espresso drinker; and

•	Il CLASSICO is an S&W brand espresso product.

Other Products

We also offer several niche products, including:

•	trial-sized mini-brick coffee packages;

•	specialty instant coffees;

•	instant cappuccinos and hot chocolates; and

•	tea line products.

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Raw Materials

Coffee is a commodity traded on the Commodities and Futures Exchange subject to price fluctuations. Over the past five years, the average price per pound of coffee beans ranged from approximately $.41 to $1.45. The price for coffee beans on the commodities market as of January 31, 2005 was $1.05 per pound.

Specialty green coffee, unlike most coffee, is not tied directly to the commodities cash markets. Instead, it tends to trade on a negotiated basis at a substantial premium over commodity coffee pricing, depending on the origin, supply and demand at the time of purchase. We are a licensed Fair Trade dealer of Fair Trade certified coffee. Fair Trade certified coffee helps small coffee farmers to increase their incomes and improve the prospects of their communities and families by guaranteeing farmers a minimum price of five cents above the current market price. Although we may purchase Fair Trade certified coffee from time to time, we are not obligated to do so and we do not have any commitments to purchase Fair Trade certified coffee. All of our specialty green coffees, as well as all of the other coffees we import for roasting, are subject to multiple levels of quality control.

We purchase our green coffee from dealers located primarily within the United States. The dealers supply us with coffee beans from many countries, including Colombia, Mexico, Kenya, Indonesia, Brazil and Uganda. In fiscal 2004, substantially all of our green coffee purchases were from approximately ten suppliers, which accounted for approximately $14.3 million, or 81% of our total product purchases. One of these suppliers, Rothfos Corporation, accounted for $6.1 million, or 34% of our total product purchases in fiscal 2004. An employee of Rothfos Corporation is one of our directors. We do not have any formalized, material agreements or long-term contracts with any of these suppliers. Rather, our purchases are typically made pursuant to individual purchase orders. We do not believe that the loss of any one supplier, including Rothfos, would have a material adverse effect on our operations due to the availability of alternate suppliers.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Supply and price can be affected by factors such as weather, politics and economics in coffee exporting countries. Increases in the cost of coffee beans can, to a certain extent, be passed on to our customers in the form of higher prices for coffee beans and processed coffee. Drastic or prolonged increases in coffee prices could also adversely impact our business as it could lead to a decline in overall consumption of coffee. Similarly, rapid decreases in the cost of coffee beans could force us to lower our sale prices before realizing cost reductions in our purchases.

We subject all of our private unroasted green coffee to both a pre-shipment sample approval and an additional sample approval upon arrival into the United States. Once the arrival sample is approved, we then bring the coffee to one of our facilities to roast and blend according to our own strict specifications. During the roasting and blending process, samples are pulled off the production line and tested on an hourly basis to ensure that each batch roasted is consistent with the others and meets the strict quality standards demanded by our customers and us.

Our Use of Derivatives

Historically, we have used short-term coffee futures and options contracts for the purpose of hedging the effects of changing green coffee prices, as further explained in Note 2 of the notes to financial statements in this prospectus. We acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on futures contracts are accounted for in cost of sales. Gains are reported as decreases to our cost of sales and therefore increases to our net income. Losses are reported as increases to our cost of sales and therefore decreases to our net income. Although net gains on futures contracts were $1,622,038 and $868,669 for the years ended October 31, 2004 and 2003, respectively, and $720,754 and $597,657 for the three months ended January 31, 2005 and 2004, respectively, we have incurred losses on futures contracts during some past reporting periods, which could adversely affect our operating results and stock price. The use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices decline significantly in a short period of time or remain at higher levels, preventing us from obtaining inventory at favorable prices. We generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits. However, we cannot predict whether we will be able to pass inventory price increases through to our customers in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Commodity Price Risks.”

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Trademarks

We hold trademarks, registered with the United States Office of Patent and Trademark, for all five of our proprietary coffee brands and an exclusive license for S&W and IL CLASSICO brands for sale in the United States. Trademark registrations are subject to periodic renewal and we anticipate maintaining our registrations. We believe that our brands are recognizable in the marketplace and that brand recognition is important to the success of our branded coffee business.

Customers

We sell our private label and our branded coffee to three of the largest wholesalers in the United States (according to Supermarket News) and are the exclusive coffee supplier for Supervalu and Nash Finch Co., the largest and fourth largest wholesalers in the United States. We sell wholesale green coffee to Green Mountain Coffee Roasters. Sales to Supervalu, Topco/Shurfine and Green Mountain Coffee Roasters accounted for approximately 6.9%, 6.4% and 22.8% of net sale for the three months ended January 31, 2005 and January 31, 2004, respectively, and 11.3%, 6.3% and 21.7% of net sales for the fiscal year ended October 31, 2004, respectively.

Although our agreements with wholesale customers generally contain only pricing terms, our contract with Supervalu also contains minimum and maximum purchase obligations at fixed prices. Because our profits on a fixed-price contract could decline if coffee prices increased, we acquire futures contracts with longer terms (generally three to four months) for the purpose of guaranteeing an adequate supply of green coffee at favorable prices. Although the use of these derivative financial instruments has enabled us to mitigate the effect of changing prices, no strategy is effective to eliminate the pricing risks and we generally remain exposed to loss when prices change significantly in a short period of time, and we generally remain exposed to supply risk in the event of non-performance by the counter- parties to any futures contracts.

Marketing

We market our private label and wholesale coffee through trade shows, industry publications, face-to-face contact and through the use of our internal sales force and non-exclusive independent food and beverage sales brokers. We also use our web site (www.coffeeholding.com) as a method of marketing our coffee products.

For our private label and branded coffees, we will, from time to time in conjunction with retailers and with wholesalers, conduct in-store promotions, such as product demonstrations, coupons, price reductions, two-for-one sales and new product launches to capture changing consumer taste preference for upscale canned coffees.

We evaluate opportunities for growth consistent with our business objectives. We recently established relationships with additional independent sales brokers to market our products in the Western United States, an area of the country where we have not had a high penetration of sales. We intend to use a portion of the proceeds of this offering to increase our sales and marketing program. In particular, we intend to increase our efforts to market our branded coffees, especially Café Caribe and Café Supremo, toward Hispanic consumers. We have hired third-party marketing specialists to act as brand managers that will focus exclusively on developing sales of our ethnic espresso brands. In addition, we have hired a West Coast Brand Manager to market our S&W and IL CLASSICO brands, as well as our other branded and private label coffee products. We intend to capture additional market share in our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including niche specialty blends, private label “value” blends and mini-brick, filter packages, instant cappuccinos and tea line products. We also intend to add specialty instant coffees to our extensive line of instant coffee products.

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Charitable Activities

Coffee Holding is also a supporter of several coffee oriented charitable organizations.

•
For over 10 years, we have been members of Coffee Kids, an international non-profit organization that helps to improve the quality of life of children and their families in coffee-growing communities in Mexico, Guatemala, Nicaragua and Costa Rica.

•	We are members of Grounds for Health, an organization that educates, screens, and arranges treatment for women who have cancer and live in the rural coffee growing communities of Mexico.

•
We are a licensed Fair Trade dealer of Fair Trade certified coffee. Fair Trade helps small coffee farmers to increase their incomes and improve the prospects of their communities and families. It guarantees farmers a minimum price of $1.26 per pound or five cents above the current market price.

•
Most recently, we are the administrative benefactors to a new non-profit organization called Cup for Education. After discovering the lack of schools, teachers, and basic fundamental learning supplies in the poor coffee growing communities of Central and Latin America, “Cup” was established by our employee, Karen Gordon, to help build schools, sponsor teachers, and purchase basic supplies such as books, chalk and other necessities for a proper education.

Competition

The coffee market is highly competitive. We compete in the following areas:

Wholesale Green Coffee.     There are many green coffee dealers throughout the United States. Many of these dealers have greater financial resources than we do. However, we believe that we have both the knowledge and the capability to assist small specialty gourmet coffee roasters with developing and growing their business. Our 30-plus years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. While other coffee merchants may be able to offer lower prices for coffee beans, we market ourselves as a value-added supplier to small roasters, with the ability to help them market their specialty coffee products and develop a customer base. The assistance we provide our customers includes training, coffee blending and market identification. Because specialty green coffee beans are sold unroasted to small coffee shops and roasters that market their products to local gourmet customers, we do not believe that our specialty green coffee customers compete with our private label or branded coffee lines of business.

Private Label Competition.     There are several major producers of coffee for private label sale in the United States. Many other companies produce coffee for sale on a regional basis. Our main competitors are The Kroger Co. and the coffee division of Sara Lee Corporation. Both The Kroger Co. and Sara Lee Corporation are larger and have more financial and other resources than we do and therefore are able to devote more resources to product development and marketing. We believe that we remain competitive by providing a high level of quality and customer service. This service includes ensuring that the coffee produced for each label maintains a consistent taste and is delivered on time and in the proper quantities. In addition, we provide our private label customers with information on the coffee market on a regular basis.

Branded Competition.     Our proprietary brand coffees compete with many other brands that are sold in supermarkets and specialty stores, primarily in the Northeastern United States. The branded coffee market in both the Northeast and elsewhere is dominated by three large companies: Kraft General Foods, Inc., The Procter & Gamble Company and Sara Lee Corporation, who also market specialty coffee in addition to non-specialty coffee. Our large competitors have greater access to capital and a greater ability to conduct marketing and promotions. We believe that, while our competitors’ brands may be more nationally recognizable, our proprietary and licensed brands are just as competitive in the Northeastern United States and have the potential to be competitive throughout the United States.

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Government Regulation

Our coffee roasting operations are subject to various governmental laws and regulations, which require us to obtain licenses, relating to customs, health and safety, building and land use, and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulation. If we encounter difficulties in obtaining any necessary licenses or if we have difficulty complying with these laws and regulations, then we could be subject to fines and penalties which could have a material adverse effect on our profitability. In addition, our product offerings could be limited, thereby reducing our revenues.

We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses and permits that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Employees

We have 62 full-time employees, 50 of whom are employed in the areas of coffee roasting, blending and packaging and 12 of whom are in administration and sales. None of our employees are represented by unions or collective bargaining agreements. Our management believes that we maintain a good working relationship with our employees. To supplement our internal sales staff, we sometimes use independent national and regional sales brokers who work on a commission basis.

Description of Property

We are headquartered at 4401 First Avenue, Brooklyn, New York, where we own the land and an approximately 15,000 square foot building. The building houses our executive offices, as well as our plant where we roast, blend and package our coffee.

We lease a 50,000 square foot facility located at 27700 Frontage Road in La Junta, Colorado from the City of La Junta. We pay annual rent of $100,092, beginning in January of 2005 through January of 2024.

We also lease a 7,500 square foot warehouse located at 4425A First Avenue in Brooklyn from T & O Management. T & O Management is not affiliated with us or any of our officers, directors or stockholders. We pay annual rent of $90,000 for the latest one year extension of the lease through August 31, 2005.

We also use a variety of independent, bonded commercial warehouses to store our green coffee beans. Our management believes that our facilities are adequate for our current operations and for our contemplated operations in the foreseeable future.

Legal Proceedings

We are not a party to, and none of our property is the subject of, any pending legal proceedings other than routine litigation that is incidental to our business. To our knowledge, no governmental authority is contemplating initiating any such proceedings.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers. Our board of directors currently consists of four directors. Three of our four independent directors will become directors concurrently with the completion of the offering.

Name	Age	Position

Andrew Gordon	43	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Director
David Gordon	40	Executive Vice President—Operations, Secretary and Director
Gerard DeCapua	43	Director
Daniel Dwyer	48	Director
Barry Knepper	54	Director(1)
Sal Reda, CPA	40	Director(1)
Robert M. Williams	45	Director(1)

(1)	Effective upon completion of the offering.

Andrew Gordon has been our Chief Executive Officer, President, Treasurer and one of our directors since 1997 and our Chief Financial Officer since November 2004. He is responsible for managing our overall business and has worked for Coffee Holding for over 21 years, previously as a Vice President from 1993 to 1997. Mr. Gordon has worked in all capacities of our business and serves as the direct contact with our major private label accounts. In addition, Mr. Gordon publishes a weekly report that is distributed to our customers and is perceived by many of his peers and customers as a coffee market expert. Mr. Gordon received his Bachelor of Business Administration degree from Emory University. He is the brother of David Gordon.

David Gordon has been our Executive Vice President—Operations, Secretary and one of our directors since 1995. He is responsible for managing all aspects of our roasting and blending operations, including quality control, and, has worked for Coffee Holding for over 23 years, previously as an Operating Manager from 1989 to 1995. He is a charter member of the Specialty Coffee Association of America. Mr. Gordon attended Baruch College in New York City. He is the brother of Andrew Gordon.

Gerard DeCapua has served as a director of Coffee Holding since 1997. Mr. DeCapua has had his own law practice in Rockville Centre, New York since 1986. Mr. DeCapua received his law degree from Pace University.

Daniel Dwyer has served as a director of Coffee Holding since 1998. Mr. Dwyer has been a senior coffee trader at Rothfos Corporation, a green coffee bean supplier, since 1995. Mr. Dwyer is responsible for our account with Rothfos. We paid Rothfos approximately $4.1 million and $6.1 million for green coffee purchases in fiscal 2003 and 2004, respectively, and expect to pay it a similar amount in fiscal 2005. All purchases are made on arms’ length terms.

In addition, the following persons have been appointed to serve as directors upon completion of the offering:

Barry Knepper will become a director concurrently with the completion of the offering. Mr. Knepper has been the Chief Financial Officer for TruFoods Corporation, a growth oriented franchise management company since April 2001. From January 2000 through March 2001 he was the Chief Financial Officer of Offline Entertainment, an early stage television and motion picture production company. From 1982 through 1999 he served as the Chief Financial Officer of Unitel Video, Inc., a publicly traded nationwide high tech service company in the television, film and new media fields.

Sal Reda, CPA will become a director concurrently with the completion of the offering. Mr. Reda has been a partner at Citrin Cooperman & Company, LLP, a certified public accounting and business consulting firm, since 1994. Mr. Reda has extensive audit and accounting experience and helps business owners acquire financing and prepare budgets and forecasts to monitor current operations. He also provides strategic planning advice to small business owners. He is a member of both the New York State CPA Society and the American Institute of CPAs. He received his Bachelor of Business Administration from Baruch College and earned his CPA designation in 1996.

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Robert M. Williams will become a director concurrently with the completion of the offering. Mr. Williams has been a principal of R. Madison, Inc., a national sales, distribution, sourcing and business development firm, since 2003. From 2002 to 2003, he was the Executive Vice President, Sales & Marketing for Lodis Corporation, a fine leather goods manufacturer. From May 2001 to January 2002, he was the Vice President of Sales, Central & Eastern North America, of Hartmann, Inc., the leather and luggage goods division of Brown- Forman Corporation, and from 1997 to May 2001 he served as its Director, Personal Leather Goods & Accessories. Mr. Williams received a Bachelor of Science, Business Administration, Marketing from the University of South Carolina, Columbia in 1981.

Directors are elected by a plurality of the votes cast at our annual meeting of stockholders. Once elected, each director serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Officers are appointed by the directors, and, once appointed, each officer serves until his or her successor is duly appointed, or until his or her earlier death, resignation or removal.

Committees of the Board of Directors

We currently do not have any standing committees. However, upon completion of the offering, we will establish the following committees:

Audit Committee. The Audit Committee will oversee and monitor our financial reporting process and internal control system, review and evaluate the audit performed by our outside auditors and report to the Board of Directors any substantive issues found during the audit. The Audit Committee will be directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The Audit Committee will also review and approve all transactions with affiliated parties. The Board of Directors will adopt a written charter for the Audit Committee. All members of the Audit Committee will be independent directors as defined under The American Stock Exchange listing standards. Directors DeCapua, Knepper, and Reda will serve as members of the Audit Committee upon completion of the offering. We believe that Director Knepper and Director Reda each qualifies as an Audit Committee Financial Expert as that term is defined by SEC regulations.

Compensation Committee. The Compensation Committee will provide advice and make recommendations to the Board of Directors in the areas of employee salaries and benefit programs. The Committee will also review the compensation of the President and Chief Executive Officer of Coffee Holding and will make recommendations in that regard to the Board of Directors as a whole. All members of the Compensation Committee will be independent directors as defined under The American Stock Exchange listing standards. Directors Knepper, Reda and Williams will serve as members of the Compensation Committee upon completion of the offering.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will meet to recommend the nomination of Directors to the full Board of Directors to fill the terms for the upcoming year or to fill vacancies during a term. The Nominating and Corporate Governance Committee will consider recommendations from stockholders if submitted in a timely manner in accordance with the procedures established in the Bylaws and will apply the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee will be independent directors as defined under The American Stock Exchange listing standards. Directors DeCapua, Reda and Williams will serve as members of the Nominating and Corporate Governance Committee upon completion of the offering.

It will be the policy of the Nominating and Corporate Governance Committee to select individuals as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. Stockholder nominees will be analyzed by the Nominating and Corporate Governance Committee in the same manner as nominees that are identified by the Nominating and Corporate Governance Committee. We will not pay a fee to any third party to identify or evaluate nominees.

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Executive Compensation

The following table sets forth certain compensation information for our chief executive officer and each other executive officer whose salary and bonus compensation exceeded $100,000 for the fiscal year ended October 31, 2004.

Summary Compensation Table
		Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)

Andrew Gordon	2004	$269,500	$39,000	$35,918
Chief Executive Officer, Chief Financial	2003	245,000	33,000	35,918
Officer and President	2002	190,254	49,500	—

David Gordon	2004	$224,400	$39,000	$18,052
Executive Vice President—Operations	2003	204,000	33,000	18,052
	2002	153,467	49,500	—

(1)	Amounts shown as bonuses were earned in the fiscal year shown.
(2)	The amounts set forth consist of amounts paid by Coffee Holding for the use of an automobile and automobile insurance.

Our Board of Directors did not have a compensation committee in fiscal 2004. During that year, salaries and bonuses were determined by the Board of Directors. Andrew Gordon’s current base annual salary is $295,000 and will be increased to $325,000 after completion of the offering. David Gordon’s current base annual salary is $250,000 and will be increased to $300,000 after completion of the offering. Once established, the Compensation Committee will determine the salaries and bonuses of Andrew Gordon, David Gordon and our other executive officers, subject to the terms of their employment agreements.

Employment Agreements

Concurrently with the completion of this offering, we will enter into employment agreements with Andrew Gordon to secure his continued service as President, Chief Executive Officer and Chief Financial Officer and with David Gordon to secure his continued service as Executive Vice President—Operations. These employment agreements will have rolling three-year terms that will begin at the conclusion of the offering. These agreements may be converted to a fixed three-year term by the decision of our Board of Directors or the executive. These agreements will provide for minimum annual salaries of $325,000 and $300,000, respectively, discretionary cash bonuses, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. They also guarantee customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and thereafter for so long as the executives are subject to liability for such service to the extent permissible by the Nevada Revised Statutes.

The terms of the proposed employment agreements will provide that each executive will be entitled to severance benefits if his employment is terminated without “cause” or if he resigns for “good reason” or following a “change in control” (as such terms will be defined in the employment agreements) equal to the value of the cash compensation and fringe benefits that he would have received if he had continued working for the remaining unexpired term of the agreement. The employment agreements will also provide uninsured disability benefits. During the term of the employment agreements and, in case of discharge with “cause” or resignation without “good reason,” for a period of one year thereafter, the executives will be subject to (i) restrictions on competition with us and (ii) restrictions on the solicitation of our customers and employees. For all periods during and after the term, the executives will be subject to nondisclosure and restrictions relating to our confidential information and trade secrets.

If we experience a change in ownership, a change in effective ownership or control or a change in ownership of a substantial portion of our assets as contemplated by Section 280G of the Internal Revenue

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Code, a portion of any severance payments under the employment agreements might constitute an “excess parachute payment” under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by each executive, on excess parachute payments. Under the terms of the proposed employment agreements, we would reimburse the executives for the amount of this excise tax and would make an additional gross-up payment so that, after payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, the executives will retain approximately the same net-after tax amounts under the employment agreement that they would have retained if there were no 20% excise tax. The effect of this provision is that we, and not the executives, bear the financial cost of the excise tax and we could not claim a federal income tax deduction for an excess parachute payment, excise tax reimbursement or gross-up payment.

Stock Option Plan

We have a stock option plan, Coffee Holding Co., Inc. 1998 Stock Option Plan, under which non-qualified and incentive stock options to purchase shares of common stock may be granted to our directors, officers and other key employees and consultants. The plan was adopted by our Board of Directors and approved by our stockholders on February 10, 1998. On June 21, 2004, the plan was amended by our Board of Directors to reduce the number of shares of common stock reserved for issuance under the plan from 2,000,000 to 800,000, subject to adjustment for stock splits, stock dividends, reorganizations, mergers, recapitalizations or other capital adjustments. The plan is administered by our Board of Directors which may delegate our powers to a committee of the Board. No options may be granted after February 10, 2008. The Compensation Committee will determine, at the time of grant, the purchase price of shares issuable pursuant to exercise of stock options; provided that the purchase price of a share of common stock under incentive stock options shall not be less than the fair market value of a share on the date the option is granted. Unless earlier terminated due to termination of employment or death or disability of the optionee, each stock option shall terminate no later than ten years from the date on which it is granted. Options are transferable only by will or the laws of descent and distribution. No options have been granted under the plan.

Compensation of Directors

Directors currently do not receive any compensation for their services. They are, however, reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attendance at board of directors and committee meetings. After the offering, non- employee directors will receive $400 per board meeting attended and $400 per committee meeting attended.

Indemnification Of Directors And Officers

The Nevada Revised Statutes provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in our favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the

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corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to be indemnified for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter herein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

Our current Articles of Incorporation provide that we will limit the liability of our officers and directors to the fullest extent permitted by Nevada law. Our proposed Articles of Incorporation and Bylaws will provide that we also will indemnify our officers and directors to the fullest extent permitted by Nevada law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of shares of our common stock, as of the date of this prospectus and as of the date immediately following the offering, by each person known to be the owner of 5% or more of our common stock, by each person who is a director, nominee for director or executive officer and by all directors and executive officers as a group. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of any shares of common stock: (1) over which he or she has or shares, directly or indirectly, voting or investment power; or (2) of which he or she has the right to acquire beneficial ownership at any time within 60 days after the date of this prospectus. As used in this prospectus, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. Common stock beneficially owned and percentage ownership, before the offering and after the offering, were based on 3,999,650 and 5,399,650 shares outstanding, respectively. The address of each beneficial owner is c/o Coffee Holding Co., Inc., 4401 First Avenue, Brooklyn, New York 11232-0005.

Name of Beneficial Owners, Officers and Directors	Number of Shares Owned Before Offering	Percentage Owned Before Offering	Percentage Owned After Offering

Andrew Gordon	1,039,408	26.0%	19.2%
David Gordon	1,039,408	26.0%	19.2%
Gerard DeCapua	100	*	*
Daniel Dwyer	100	*	*
Barry Knepper	0	*	*
Sal Reda	0	*	*
Robert M. Williams	100	*	*
Rachelle L. Gordon(1)	1,099,784	27.5%	20.4%
Sterling A. Gordon(2)	1,099,784	27.5%	20.4%
All directors and executive officers as a group (5 persons)	2,079,116	52.0%	38.5%

*	Less than 1%.
(1)	Includes 450,092 shares owned by Mrs. Gordon directly and 649,692 shares owned by Mrs. Gordon’s husband, Sterling A. Gordon. Mrs. Gordon is the mother of Andrew Gordon and David Gordon.
(2)	Includes 649,692 shares owned by Mr. Gordon directly and 450,092 shares owned by Mr. Gordon’s wife, Rachelle L. Gordon. Mr. Gordon is the father of Andrew Gordon and David Gordon.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, certain of our stockholders, directors and officers have made loans to us for working capital purposes.

At October 31, 2003, we had loans payable to certain of our stockholders, directors and officers, in the aggregate principal amount of $79,646. The loans, which were unsecured, due on demand and bore interest at a rate of 6% per year, were repaid prior to October 31, 2004.

In November 2004, we refinanced our credit facility by entering into a new financing arrangement with Merrill Lynch Business Financial Services Inc. This line of credit is for a maximum of $3,500,000, expires on October 31, 2005 and requires monthly interest payments at a rate of LIBOR plus 2.15% (an effective rate of 4.74% at January 31, 2005). This loan is secured by a blanket lien on all of our assets and the personal guarantees of Andrew Gordon and David Gordon, two of our officers and directors.

Daniel Dwyer, a director, is a senior coffee trader for Rothfos Corporation, a coffee trading company. Mr. Dwyer is responsible for our account. We paid Rothfos approximately $6.1 million for green coffee purchases in fiscal 2004. All purchases are made on arms’ length terms.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors and principal stockholders and their affiliates will be subject to approval by an independent committee of our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our securities is a summary and is subject in all respects to our Articles of Incorporation, as amended, Bylaws and Nevada law.

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

As of the date of this prospectus, there are 3,999,650 shares of common stock issued and outstanding and 472 registered holders of our common stock. Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. There is no right to cumulate votes. Stockholders holding a majority of the total number of shares then issued and outstanding and entitled to vote are necessary to constitute a quorum for the transaction of business. Directors are elected by a majority of the votes cast and all other corporate actions must be authorized by a majority of votes cast by the holders of shares entitled to vote on the matter.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors from funds legally available therefore. In the event of the liquidation, dissolution or winding up of our affairs, all assets and funds available for distribution to the holders of our common stock shall be distributed pro rata. Holders of common stock are not entitled to preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, none of which are currently outstanding, with the Board of Directors having the right to determine the designations, rights, preferences and powers of each series of preferred stock. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with voting, dividend, conversion, redemption, liquidation or other rights which may be superior to the rights of the holders of

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common stock and could adversely affect the voting power and other equity interests of the holders of common stock.

Underwriters’ Warrants

We have agreed to issue warrants to the underwriters to purchase from us up to 70,000 shares of our common stock. These warrants are exercisable at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the National Association of Securities Dealers, Inc. Rules of Fair Practice.

Provisions of our proposed Articles of Incorporation, Bylaws and Employment Agreements with Andrew Gordon and David Gordon and Nevada law may have anti-takeover effects

Provisions in our proposed Articles of Incorporation, Bylaws and employment agreements, together with provisions of the Nevada Revised Statutes, may have anti-takeover effects.

Our proposed Articles of Incorporation and Bylaws

Our proposed Articles of Incorporation and Bylaws will contain a number of provisions relating to corporate governance and rights of stockholders which might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our Board of Directors or management more difficult.

The following description is a summary of the provisions of the proposed Articles of Incorporation and Bylaws. See “Where You Can Find Additional Information” as to how to review copies of these documents.

Directors. Certain provisions of our proposed Articles of Incorporation and Bylaws will impede changes in control of our Board of Directors. Our proposed Articles of Incorporation will provide that our Board of Directors will be divided into three classes with directors in each class, except for the initial directors, elected for three-year staggered terms. Thus, it would take two annual elections to replace a majority of our Board of Directors. Our proposed Articles of Incorporation will provide that the size of our Board of Directors may be increased or decreased only by a majority vote of the Board of Directors. The proposed Articles of Incorporation will also provide that any vacancy occurring in our Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the proposed Articles of Incorporation and Bylaws will impose notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

The proposed Amended and Restated Articles of Incorporation will provide that a director may be removed from office, with or without cause, by the affirmative vote of stockholders representing not less than eighty percent (80%) of the voting power of the issued and outstanding stock entitled to vote. In the absence of this provision, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote could remove the entire Board and replace it with persons of such holders’ choice.

Restrictions on Call of Special Meetings. The proposed Articles of Incorporation will provide that a special meeting of stockholders may be called by a majority of our Board of Directors or the affirmative vote of a majority of the disinterested directors then in office, or, upon written application, by stockholders holding at least 80% of the capital stock entitled to vote at the meeting.

Votes of Stockholders. The proposed Articles of Incorporation will prohibit cumulative voting for the election of directors. No cumulative voting means that our directors and officers and members of the Gordon family may have the power to elect all of the directors to be elected at any particular meeting and could prevent representation of other stockholders on our Board of Directors. In addition, the proposed Articles of

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Incorporation will also provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

Authorization of Preferred Stock. The proposed Articles of Incorporation will authorize 10,000,000 shares of preferred stock, par value $0.001 per share. We will be authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors will be authorized to fix the designations and relative preferences, limitations and voting rights, if any. In the event of a proposed merger, tender offer or other attempt to gain control of us that the Board of Directors does not approve, it may be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of us. Our Board of Directors has no present plan or intention to issue any preferred stock.

Higher Stockholder Vote Required to Approve Certain Business Combinations. The proposed Amended and Restated Articles of Incorporation will require the approval of the holders of at least eighty percent (80%) of our outstanding shares of voting stock in connection with certain “Business Combinations” with an Interested Stockholder after the expiration of three years after the date the person becomes an Interested Stockholder, except in cases where the proposed Business Combination has been approved in advance by a majority of those members of the Board of Directors who are unaffiliated with the Interested Stockholder and who were directors prior to the time when the Interested Stockholder became an Interested Stockholder. In addition, the Business Combination must also satisfy any one of the following requirements: (1) the Business Combination is approved by our Board of Directors prior to the date that the person first became an Interested Stockholder; (2) the transaction by which the Interested Stockholder became an Interested Stockholder was approved by our Board of Directors prior to the date such shares were purchased; (3) the Business Combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the Interested Stockholder proposing the Business Combination, at a meeting duly called for that purpose no earlier than three years after the date that the person first became an Interested Stockholder; or (4) the consideration to be received by all the holders of our outstanding stock not beneficially owned by the Interested Stockholder equals or exceeds thresholds set forth by the Nevada Revised Statutes.

“Business Combination” means:

(1)
Any merger or consolidation of us with the Interested Stockholder, or any other corporation, which is, or after the merger or consolidation would be, an affiliate or associate of the Interested Stockholder.

(2)
Any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with the Interested Stockholder or any affiliate or associate of the Interested Stockholder of our assets or any of our subsidiaries’ assets:

(a)	Having an aggregate market value equal to 5 percent or more of the aggregate market value of all our assets, determined on a consolidated basis;

(b)	Having an aggregate market value equal to 5 percent or more of the aggregate market value of all our outstanding shares; or

(c)	Representing 10 percent or more of our earning power or net income, determined on a consolidated basis.

(3)
The issuance or transfer by us or any of our subsidiaries, in one transaction or a series of transactions, of our shares or any of our subsidiaries’ shares that have an aggregate market value equal to 5 percent or more of the aggregate market value of all our outstanding shares to the Interested Stockholder or any affiliate or associate of the Interested Stockholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all our stockholders.

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(4)
The adoption of any plan or proposal for our liquidation or dissolution proposed by, or under any agreement, arrangement or understanding, whether or not in writing, with, the Interested Stockholder or any affiliate or associate of the Interested Stockholder.

(5)
Any reclassification of securities, including, without limitation, any splitting of shares, dividend distributed in shares, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares, recapitalization, merger or consolidation of us with any of our subsidiaries, or other transaction, with the Interested Stockholder or any affiliate or associate of the Interested Stockholder which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of the Interested Stockholder or any affiliate or associate of the Interested Stockholder, except as a result of immaterial changes because of adjustments of fractional shares.

(6)
Any receipt by the Interested Stockholder or any affiliate or associate of the Interested Stockholder of the benefit, directly or indirectly, except proportionately as our stockholder, of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through Coffee Holding, Co., Inc.

“Interested Stockholder,” means any person, other than us, who is:

(1)	The beneficial owner, directly or indirectly, of 10 percent or more of the voting power of our outstanding voting shares; or

(2)
An affiliate or associate of ours and at any time within 3 years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of our then outstanding shares.

Evaluation of Offers. The proposed Articles of Incorporation further provide that our Board of Directors shall, when evaluating any offer to us from another party to:

•	make a tender offer or exchange offer for any of our outstanding equity securities;

•	merge or consolidate us with another corporation or entity; or

•	purchase or otherwise acquire all or substantially all of our properties and assets,

in connection with the exercise of its judgment in determining what is in the best interest of us and our stockholders, give due consideration to the extent permitted by law to all relevant factors, including, without limitation, our employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations; and the long- and short-term interests of us and our stockholders, including the possibility that these interests will best be served by our continued independence.

By having these standards in our proposed Articles of Incorporation, the Board of Directors may be in a stronger position to oppose such a transaction if our Board of Directors concludes that the transaction would not be in our best interests, even if the price offered is significantly greater than the market price of any of our equity securities.

Amendment to Proposed Articles of Incorporation and Bylaws. The proposed Articles of Incorporation may be amended by the affirmative vote of 80% of the total votes eligible to be cast by stockholders, voting together as a single class; provided, however, that if at least a majority of our Board of Directors recommend approval of the amendment, then such amendment shall require the affirmative vote of only a majority of the total votes eligible to cast by stockholder, voting together as a single class.

The Bylaws may be amended by the affirmative vote of a majority of our Board of Directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders, voting together as a single class. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror.

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Proposed Employment Agreements

The provisions described above are intended to reduce our vulnerability to takeover attempts and other transactions which have not been negotiated with and approved by members of our Board of Directors. The provisions of the proposed employment agreements may also discourage takeover attempts by increasing the costs to be incurred by us in the event of a takeover.

Our Board of Directors believes that the provisions of the proposed Articles of Incorporation, Bylaws and employment agreements are in the best interests of us and our stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of us and our stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at a price which reflects our true value and that otherwise is in the best interests of all stockholders.

Nevada Law

The Nevada Revised Statutes provides generally that a Nevada corporation may not engage in a business combination with any stockholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation for three years after the stockholder acquired the shares unless the combination or the purchase of shares made by the Interested Stockholder on the Interested Stockholders’ date of acquiring shares is approved by the Board of Directors of the corporation before that date. A Nevada corporation may not engage in any business combination with an Interested Stockholder after the expiration of three years after his date of acquiring the shares other than a business combination meeting all of the requirements of the Articles of Incorporation and either (1) the business combination is approved by the Board of Directors before the Interested Stockholders’ date of acquiring the shares or as to which the purchase of shares made by the Interested Stockholder on that date had been approved by the Board of Directors before that date, (2) the business combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the Interested Stockholder proposing the combination or any affiliate or associate of the Interested Stockholder proposing the combination at a meeting duly called for that purpose no earlier than three years after the Interested Stockholder’s date of acquiring shares, or (3) the consideration to be received by all of the holders of outstanding stock of the corporation not beneficially owned by the Interested Stockholder equals or exceeds thresholds set forth by the Nevada Revised Statutes.

The power of the Board of Directors to issue and determine the designations, rights, preferences, and powers of each series of preferred stock may be utilized as a method of discouraging, delaying or preventing a change of control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is OTR, Inc. Its address is 1000 SW Broadway, Suite 920, Portland, Oregon 97205 and its telephone number is (503) 225-0375.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering (and excluding shares underlying the underwriters’ warrants), we will have 5,399,650 shares of common stock issued and outstanding (5,609,650 shares if the underwriters’ over-allotment option is exercised in full). Of those shares, the 1,400,000 sold in this offering (1,610,000 if the underwriters’ over-allotment option is exercised in full) and the 29,650 shares registered in the Rule 419 Offering will have been registered under the Securities Act of 1933, as amended, and may be resold without further registration and 3,970,000 shares are “restricted securities” and may not be sold unless the sale is registered under the Securities Act or pursuant to an exemption from registration under the Securities Act. All of these restricted securities (including 2,079,116 held by our officers and directors and an additional 1,380,384 shares owned by members of the Gordon family who are not our officers or directors) are eligible for sale under the exemption provided by Rule 144 of the Securities Act.

Our directors, executive offers and certain of our stockholders, including Andrew Gordon and David Gordon and other members of the Gordon Family, have agreed that, for a period of nine (9) months after the effective date of the registration statement of which this prospectus is a part, they will not sell, contract to sell, grant any option for the sale of or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriters.

In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned any restricted securities for at least one year will be entitled to sell the securities provided that specified public information, manner of sale and notice requirements are satisfied, and provided that the number of shares to be sold in any three-month period does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is given to the U.S. Securities and Exchange Commission (the “SEC”). A stockholder who is not an officer, director or beneficial owner of 10% or more of our common stock at any time during the 90 days preceding the sale, and who has beneficially owned the restricted shares for at least two years, will be eligible to sell such shares under subparagraph (k) of Rule 144 without regard to the volume restrictions and other requirements. Except upon the consent of the underwriters, holders of approximately 3,600,000 shares, including all executive officers and directors, have agreed not to, directly or indirectly, issue, or agree or offer to sell, transfer, assign, encumber or grant an option for the purchase or sale of, pledge, hypothecate or otherwise dispose of any beneficial interest in such shares for a period of nine months following the commencement of the offering.

Prior to this offering, there has been no public market for our common stock and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

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UNDERWRITING

Joseph Stevens & Company, Inc. is the representative of the underwriters of the offering described in this prospectus. We have entered into an underwriting agreement with Joseph Stevens, on behalf of the underwriters, with respect to the shares of our common stock being offered pursuant to this offering. In connection with this offering and subject to certain conditions contained in the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell, the number of shares of our common stock listed below:

Underwriter	Number of Shares

Joseph Stevens & Company, Inc.
Maxim Group LLC

Total	1,400,000

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase all of the shares of common stock offered by this prospectus if they purchase any of the shares. This commitment does not apply to the shares of common stock subject to an over- allotment option granted by us to the underwriters to purchase additional shares of common stock in this offering. The underwriting agreement also provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon of certain legal matters by counsel and certain other conditions.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to an additional 210,000 shares of common stock from us on the same terms and at the same per share price as the other shares of common stock being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of shares of common stock that the underwriters have agreed to purchase from us. If the over- allotment option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us before expenses, assuming an initial public offering price of $5.00 per share, will be $8,050,000, $724,500 and $7,325,500, respectively.

Conduct of the Offering

The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without Option	With Option

Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions and not taking into consideration the underwriters’ over-allotment allowance, will be approximately $575,000.

The underwriters will initially offer the shares of common stock to be sold in this offering directly to the public at the initial public offering price set forth on the cover of this prospectus and some of the shares of common stock to certain dealers at the initial public offering less a concession not in excess of $[•] per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $[•] per share on sales to certain other dealers. If all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. If the terms of the offering are changed prior to the completion of the offering, we would either amend or supplement the prospectus, as required by the securities laws, to disclose the changes to the offering price and other selling terms. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of

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this prospectus. The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated between the underwriters and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our recent financial results and current financial condition, our future prospects, the qualifications of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with this offering, the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

We have applied to list our common stock on the American Stock Exchange under the symbol “JVA”.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities.

Underwriters’ Compensation

We have agreed to sell the shares of common stock to the underwriters at the initial public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriting agreement also provides that the underwriters will be paid a non- accountable expense allowance equal to 3% of the gross proceeds from the sale of the shares of common stock offered by this prospectus ($50,000 of which has been previously advanced to the underwriters), including any common stock purchased on exercise of the over- allotment option. Following this offering, we will enter into a financial advisory agreement with the underwriters under which the underwriters will receive a fee equal to 2% of the gross proceeds from the sale of the shares of common stock offered by this prospectus.

We have also agreed to issue warrants to the underwriters to purchase from us up to 70,000 shares of our common stock for a total purchase price of $100.00. These warrants are exercisable during the four year period commencing one year from this offering at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the National Association of Securities Dealers, Inc. Rules of Fair Practice. The exercise price of the warrants was negotiated between us and the underwriters as part of the underwriters’ compensation in the offering.

Lock-up Agreements

Our directors, executive officers and certain of our stockholders representing approximately 3,600,000 shares of our common stock, including Andrew Gordon and David Gordon and other members of the Gordon family, have agreed that, for a period of nine (9) months after the effective date of the registration statement of which this prospectus is a part, they will not sell, contract to sell, grant any option for the sale of or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriters. The underwriters have no present intention to waive or shorten the lock-up period. The underwriters’ determination to release all or any portion of the shares from the lock-up agreements will depend on several factors, including, but not limited to, the

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market price and demand for our common stock and the general condition of the securities markets. However, the underwriters’ decision is arbitrary and may not be based on any specific parameters.

Stabilization

Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase shares of our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•
Over-allotments occur when the underwriters sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the underwriters may exercise the over-allotment option described above.

•
Additionally, the underwriters may engage in syndicate covering transactions. Syndicate covering transactions are bids for or purchases of our common stock on the open market by an underwriter in order to reduce a short position incurred by the underwriter on behalf of the underwriting syndicate. There is no contractual limit on the size of any syndicate covering transaction.

•
Stabilizing transactions consist of bids or purchases made by the underwriters for the purpose of preventing or slowing a decline in the market price of our securities while the offering is in progress.

•
A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession that would otherwise accrue to a selected dealer if the common stock originally sold by the selected dealer was later repurchased by the underwriters and therefore was not effectively sold to the public by such underwriters.

In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the open market. Neither we nor the underwriters make any representation or prediction about the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The legality of the securities offered in this prospectus has been passed upon for us by Thacher Proffitt & Wood LLP, Washington, DC. Lowenstein Sandler PC, Roseland, NJ, has served as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements as of October 31, 2004 and 2003 and for the years then ended, included in this prospectus have been audited by Lazar Levine & Felix LLP, independent auditors, as stated in their report appearing in this prospectus and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act and must file annual, quarterly and current reports and other information with the SEC. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You

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may obtain copies of this material from the SEC at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address for this web site is “http://www.sec.gov.”

We have filed with the SEC a registration statement on Form SB-2 and related exhibits under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement and related exhibits. You may examine the registration statement and exhibits without charge at the Public Reference Room of the SEC and you may obtain copies from the SEC at prescribed rates.

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COFFEE HOLDING CO., INC.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coffee Holding Co., Inc.

We have audited the accompanying balance sheets of Coffee Holding Co., Inc. as of October 31, 2004 and 2003 and the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coffee Holding Co., Inc. as of October 31, 2004 and 2003 and the results of its operations and cash flows for each of the two years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

New York, New York
December 10, 2004

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COFFEE HOLDING CO., INC.
BALANCE SHEETS

	January 31, 2005	October 31, 2004	October 31, 2003

	(unaudited)
- ASSETS -
Current Assets:
Cash	$206,475	$642,145	$73,832
Due from broker	940,152	873,901	894,123
Accounts receivable, net of allowance for doubtful accounts of $150,349, $150,349 and $119,435 respectively	3,081,454	4,005,755	2,154,683
Inventories	2,987,010	2,258,289	1,781,424
Prepaid expenses and other current assets	649,413	676,395	431,432
Deferred tax asset	183,900	136,900	103,700

Total Current Assets	8,048,404	8,593,385	5,439,194

Property and equipment, at cost, net of accumulated depreciation of $3,459,418, $3,354,418 and $2,991,206 respectively	2,196,338	2,286,936	1,579,294
Deposits and other assets	41,521	33,496	16,796

	$10,286,263	$10,913,817	$7,035,284

- LIABILITIES AND STOCKHOLDERS’ EQUITY -
Current Liabilities:
Current portion of term loan	$—	$252,000	$84,000
Current portion of obligations under capital lease	74,319	111,060	130,551
Line of credit borrowings	3,480,045	2,685,045	—
Accounts payable and accrued expenses	3,082,758	4,658,836	1,861,447
Income taxes payable—current	195,500	160,000	—

Total Current Liabilities	6,832,622	7,866,941	2,075,998

Term loan, net of current portion	—	—	252,000
Obligations under capital lease, net of current portion	3,939	5,855	91,895
Line of credit borrowings	—	—	2,376,066
Loans from related parties	—	—	79,646
Income taxes payable—deferred	51,600	45,200	39,200

Total Liabilities	6,888,161	7,917,996	4,914,805

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; none issued	—	—	—
Common stock, par value $.001 per share; 30,000,000 shares authorized, 3,999,650 shares issued and outstanding	4,000	4,000	4,000
Additional paid-in capital	867,887	867,887	867,887
Retained earnings	2,526,215	2,123,934	1,248,592

Total Stockholders’ Equity	3,398,102	2,995,821	2,120,479

	$10,286,263	$10,913,817	$7,035,284

See notes to Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF INCOME

	For the Three Months Ended January 31,		For the Years Ended October 31,

	2005	2004	2004	2003

	(Unaudited)
Net Sales	$8,060,280	$5,847,948	$28,030,389	$20,239,867

Cost of Sales	5,988,013	3,833,586	20,927,506	15,373,127

Gross Profit	2,072,267	2,014,362	7,102,883	4,866,740

Operating Expenses:
Selling and administrative	1,268,065	925,764	4,777,809	3,501,465
Officers’ salaries	127,321	123,474	622,573	490,860

Totals	1,395,386	1,049,238	5,400,382	3,992,325

Income from Operations	676,881	965,124	1,702,501	874,415

Other Income (Expense)
Interest income	3,270	2,556	11,966	9,000
Other income	—	—	—	1,640
Interest expense	(26,470)	(40,381)	(145,930)	(146,607)

	(23,200)	(37,825)	(133,964)	(135,967)

Income before Income Taxes	653,681	927,299	1,568,537	738,448

Provision for income taxes	251,400	408,500	693,195	116,366

Net Income	$402,281	$518,799	$875,342	$622,082

Basic and diluted earnings per share	$.10	$.13	$.22	$.16

Weighted average common shares outstanding	3,999,650	3,999,650	3,999,650	3,999,650

See notes to Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock

	$.001 Par Value

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total

Balance, October 31, 2002	3,999,650	$4,000	$867,887	$626,510	$1,498,397
Net income	—	—	—	622,082	622,082

Balance, October 31, 2003	3,999,650	4,000	867,887	1,248,592	2,120,479
Net income	—	—	—	875,342	875,342

Balance, October 31, 2004	3,999,650	4,000	867,887	2,123,934	2,995,821
NET INCOME (UNAUDITED)	—	—	—	402,281	402,281

BALANCE, JANUARY 31, 2005 (UNAUDITED)	3,999,650	$4,000	$867,887	$2,526,215	$3,398,102

See notes to Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF CASH FLOWS

	For the Three Months Ended January 31, (Unaudited)		For the Years Ended October 31,

	2005	2004	2004	2003

Operating activities:
Net income	$402,281	$518,799	$875,342	$622,082
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	105,000	77,309	363,612	299,774
Bad debts (recovery)	—	—	30,914	—
Deferred taxes	(40,600)	1,500	(27,200)	(38,300)
Changes in operating assets and liabilities:
(Increase) decrease in due from broker	(66,251)	(653,077)	20,222	(125,521)
(Increase) decrease in accounts receivable	924,301	14,181	(1,881,986)	(371,261)
(Increase) decrease in inventories	(728,721)	73,390	(476,865)	(363,280)
(Increase) decrease in prepaid expenses and other current assets	26,982	225,651	(244,963)	(348,165)
(Decrease) increase in accounts payable and accrued expenses	(1,576,078)	(14,528)	2,797,389	(190,015)
(Decrease) increase in income taxes payable	35,500	199,705	160,000	(229,540)

Net cash provided by (used in) operating activities	(917,586)	442,930	1,616,465	(744,226)

Investing activities:
Purchases of property and equipment	(14,402)	(24,301)	(1,039,479)	(62,758)
Security deposits	(8,025)	—	(16,700)	—

Net cash (used in) investing activities	(22,427)	(24,301)	(1,056,179)	(62,758)

Financing activities:
Principal payments on term loan	(252,000)	(21,000)	(84,000)	(84,000)
Advances under bank line of credit	3,480,045	5,879,837	28,108,814	21,358,723
Principal payments under bank line of credit	(2,685,045)	(6,209,372)	(27,799,835)	(20,304,030)
Principal payments of obligations under capital leases	(38,657)	(31,843)	(137,306)	(120,521)
(Repayment) advances from related parties	—	1,195	(79,646)	(12,924)

Net cash provided by (used in) financing activities	504,343	(381,183)	8,027	837,248

Net increase (decrease) in cash	(435,670)	37,446	568,313	30,264
Cash, beginning of year	642,145	73,832	73,832	43,568

Cash, end of period/year	$206,475	$111,278	$642,145	$73,832

Supplemental disclosure of cash flow data:
Interest paid	$32,366	$40,381	$145,930	$143,682

Income taxes paid	$256,500	$7,449	$370,850	$396,295

See notes to Financial Statements.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 1—Business Activities and Reverse Acquisition:

Coffee Holding Co., Inc. (“Coffee”), which was incorporated in New York on January 22, 1971, conducts wholesale coffee operations, including manufacturing, roasting, packaging, marketing and distributing roasted and blended coffees for private labeled accounts and its own brands, and sells green coffees. The Company’s sales are primarily to customers that are located throughout the United States.

Note 2—Summary of Significant Accounting Policies:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase.

Inventories:

Inventories are valued at the lower of cost (first-in, first-out basis) or market.

Property and Equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Hedging:

The Company uses options and futures contracts to partially hedge the effects of fluctuations in the price of green coffee beans. Options and futures contracts are marked to market with current recognition of gains and losses on such positions. The Company does not defer such gains and losses since its positions are not considered hedges for financial reporting purposes. The Company’s accounting for options and futures contracts may have the effect of increasing earnings volatility in any particular period.

At January 31, 2005, the Company held 330 options (generally with terms of two months or less) covering an aggregate of 12,375,000 pounds of green coffee beans at prices aggregating $.98, $1.00 and $1.05 per pound. The fair market value of these options, which was obtained from a major financial institution, was $1,012,688 at January 31, 2005.

At January 31, 2004, the Company held 100 options (generally with terms of two months or less) covering an aggregate of 3,750,000 pounds of green coffee beans at a price of $.70 per pound. The fair market value of these options, which was obtained from a major financial institution, was $217,875 at January 31, 2004.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 2—Summary of Significant Accounting Policies (Continued):

Hedging (Continued):

At October 31, 2004, the Company held 101 options covering an aggregate of 3,787,500 pounds of green coffee beans at $.75 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $49,200 at October 31, 2004.

At October 31, 2003, the Company held 150 options covering an aggregate of 5,625,000 pounds of green coffee beans at $.60 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $95,813 at October 31, 2003.

The Company acquires futures contracts with longer terms (generally three to four months) primarily for the purpose of guaranteeing an adequate supply of green coffee. At January 31, 2005 and 2004, the Company did not hold any long futures contracts.

At October 31, 2004 and 2003, the Company held 90 and 183 longer-term futures contracts for the purchase of 3,375,000 and 6,862,500 pounds of coffee at an average price of $.80 and $.65 per pound, respectively. The market price of coffee applicable to such contracts was $.77 per pound at October 31, 2004 and $.62 per pound at October 31, 2003.

The Company historically has had short term contracts with some of its customers (generally one to two years in duration). The Company currently has agreements with two of its wholesale customers in which it is the supplier at fixed prices for lines of private label ground coffee. The Company is the exclusive supplier of one of these customers. The agreements generally contain only pricing terms.

The Company classifies its options and future contracts as trading securities and accordingly, unrealized holding gains and losses are included in earnings and not reflected as a net amount in a separate component of shareholders’ equity until realized.

Included in cost of sales and due from broker for the three month periods ended January 31, 2005 and 2004 and for the years ended October 31, 2004 and 2003, the Company recorded realized and unrealized gain and losses respectively, on these hedging contracts (using the specific identification method) as follows:

	Three Months Ended January 31,		Years Ended October 31,

	2005	2004	2004	2003

Gross realized gain	$809,263	$883,201	$3,129,479	$2,063,349
Gross realized loss	$(296,443)	$(45,051)	$(1,415,205)	$(946,655)
Unrealized gains and (losses)	$207,934	$(240,493)	$(92,236)	$(248,025)

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 2—Summary of Significant Accounting Policies (continued):

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $163,007 and $143,130 for the years ended October 31, 2004 and 2003, respectively and $25,910 and $27,689 for the three month periods ended January 31, 2005 and 2004, respectively.

Income Taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see also Note 7).

Stock Options:

In accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” the Company will recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employees must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options to employees at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), of net income or loss as if a fair value based method of accounting for stock options had been applied, if such amounts differ materially from the historical amounts.

Earnings (Loss) Per Share:

The Company presents “basic” and, if applicable, “diluted” earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”), as amended by SFAS No. 148 (see below) and certain other financial accounting pronouncements. Basic earnings (loss) per common share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. Since the Company had no potentially dilutive securities outstanding in any period presented, diluted earnings per share equals basic earnings per share in the accompanying statement of operations.

The weighted average common shares outstanding used in the computation of basic and diluted earnings per share in each period presented was the 3,999,650 shares of common stock actually outstanding during those periods.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 2—Summary of Significant Accounting Policies (continued):

Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Revenue Recognition:

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured. The Company generally recognizes revenue at the time of shipment.

The Company sells its products without the right of return. Returns and allowances are recorded when a customer claims receipt of damaged goods. The Company in turn seeks reimbursement from the shipper.

Slotting fees: Certain retailers require the payment of slotting fees in order to obtain space for the corporation’s products on the retailer’s store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

Discounts and rebates: The cost of these incentives, are recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. These amounts are included in the determination of net sales. Incentives in the form of free product are included in the determination of cost of sales.

Volume-based incentives: These incentives typically involve rebates or refunds of a specific amount of cash consideration that are redeemable only if the reseller completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the Company estimates the anticipated cost of the rebate to each underlying sales transaction with the customer.

Cooperative advertising: Under these arrangements, the Company will agree to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the Company’s products. The Company will recognize the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are included in the determination of net sales.

Merchandise Costs:

In addition to the product costs, net of discounts; inbound freight charges; warehousing costs and certain production and operational costs are included in the cost of sales line item of the statements of income.

Included in the selling and administrative line item of the statements of income are office salaries; commissions; freight out; promotion; insurance; professional fees; other selling expenses and other administrative expenses.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 2—Summary of Significant Accounting Policies (continued):

Shipping and Handling Fees and Costs:

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs”, revenue received from shipping and handling fees is reflected in net sales. Costs associated with shipping product to customers aggregating approximately $322,000 and $271,000 for the three month periods ended January 31, 2005 and 2004, respectively and $1,197,000 and $877,000 for the years ended October 31, 2004 and 2003, respectively is included in selling and administrative expenses.

Recent Accounting Pronouncements:

In March 2004, the FASB reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which provides guidance to determine the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity (including individual securities and investments in mutual funds), and investments accounted for under the cost method or the equity method. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The adoption of Issue No. 03-1 has not had any impact on the Company’s financial statements and results of operations.

In April 2004, the EITF reached consensus on EITF Issue No. 03-6, “Participating Securities and the Two Class Method under FASB Statement No. 128” (“EITF 03-6”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in the dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and requires retroactive restatement of prior earnings per share amounts. The adoption of EITF No. 03-6 has not had a material impact on the Company’s financial statements and results of operations.

In August 2004, Section 409 of the Sarbanes-Oxley Act required changes and enhancements to Form 8-K to provide “real time” disclosure of current events for investors on a timelier basis. Under Sec. 409, issuers now have only 4 business days to file Form 8-K’s and new reporting sections have been added.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 2—Summary of Significant Accounting Policies (continued):

Recent accounting pronouncements (Continued):

In December 2004, the FASB issued a revision of SFAS No. 123 “Share-Based Payment” (No. 123R). The statement establishes standards for the accounting for transactions in which an entity exchanges its equity investments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees. The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period. The grant-date for fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of these instruments. The Company will be required to comply with this pronouncement for periods beginning after December 15, 2005.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”. This statement amends the guidance in ARB 43 (Chapter 4 — Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current period charges. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is not expected to have a material impact on the Company’s financial statements and results of operations.

In December 2004, the FASB issued Statement No. 152, “Accounting for Real Estate Time-Sharing Transactions”. This statement amends SFAS No. 66 (Accounting for Sales of Real Estate) and SFAS No. 67 (Accounting for Costs and Initial Rental Operations of Real Estate Projects). This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company’s current operations.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets — an amendment of APB Opinion No. 29”. Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of non-monetary assets occurring after June 15, 2005. The application of this statement is not expected to have an impact on the Company’s financial statements considering the Company’s intermittent participation in exchanges of non-monetary assets.

Reclassifications:

Certain accounts in the 2003 financial statements may have been reclassified to conform to the 2004 presentation.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 3—Inventories:

Inventories at January 31, 2005, October 31, 2004 and October 31, 2003 consisted of the following:

	January 31, 2005	October 31, 2004	October 31, 2003

Packed coffee	$1,175,210	$668,413	$213,062
Green coffee	1,201,690	1,051,223	999,137
Packaging supplies	610,110	538,653	569,225

Totals	$2,987,010	$2,258,289	$1,781,424

Note 4—Property and Equipment:

Property and equipment at January 31, 2005, October 31, 2004 and October 31, 2003 consisted of the following:

	Estimated Useful Life	January 31, 2005	October 31, 2004	October 31, 2003

Building and improvements	30 years	$1,365,196	$1,358,506	$1,252,448
Machinery and equipment	7 years	3,452,017	3,444,305	2,606,859
Machinery and equipment under capital leases	7 years	458,179	458,179	426,404
Automobile	3 years	43,617	43,617	—
Furniture and fixtures	7 years	195,747	195,747	143,789

		5,514,756	5,500,354	4,429,500
Less accumulated depreciation (including $187,985, $172,757 and $91,372, respectively arising from capital leases)		3,459,418	3,354,418	2,991,206

		2,055,338	2,145,936	1,438,294
Land		141,000	141,000	141,000

Totals		$2,196,338	$2,286,936	$1,579,294

Depreciation expense totaled $363,612 and $299,774 for the years end October 31, 2004 and 2003, respectively and $105,000 and $77,309 for the three month periods ended January 31, 2005 and 2004, respectively.

Note 5—Credit facility and other borrowings:

As of October 2004, the Company had a $5,750,000 credit facility provided by Wells Fargo Business Credit. The credit facility consisted of a $5,000,000 revolving line of credit and a $750,000 term loan secured by all the assets of the Company.

The line of credit provides for borrowing of up to 85% of the Company’s eligible trade accounts receivable and 60% of its eligible inventories up to a maximum of $5,000,000. The term loan provides for borrowings of up to the greater of 80% of the cost of eligible equipment or $750,000.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 5—Credit facility and other borrowings (continued):

As a result of amendments to prior agreements with Wells Fargo Business Credit, that became effective on October 1, 2002, interest on borrowings under the line of credit and the term loan are payable monthly at the prime rate plus .25% and .50%, respectively (an effective rate of 5% and 5.25% respectively, at October 31, 2004). In addition, the credit facility will not expire until November 20, 2004; the maximum amount of borrowings under the term loan increased from $600,000 to $750,000; term loan principal payments decreased from $10,000 to $7,000 per month commencing November 1, 2002; the amount of borrowings guaranteed by each of the two stockholders is $500,000; a restricted cash collateral deposit aggregating approximately $290,000 was used to reduced the outstanding line of credit balance; and the Company’s ability to continue to use the credit facility will become subject to its ability to meet specified financial covenants and ratios. The term loan, has an outstanding balance of $252,000 at October 31, 2004 and aggregate borrowing of $2,685,045 were outstanding under its credit line facility at October 31, 2004. The line of credit can be withdrawn at Wells Fargo Business Credit’s option. The Company was in compliance with the required financial covenants at October 31, 2004 and 2003.

The credit facility contains covenants that place restrictions on the Company’s operations. Among other things, these covenants: require that the Company maintain a certain minimum cumulative net income; require that a portion of the Company’s cash flow from operations be dedicated to servicing its debt; limit the Company’s ability to obtain additional capital through financings without the consent of the lender; limit the Company’s ability to pay dividends to stockholders and acquire or retire common stock without the consent of the lender; and prohibit the Company from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of its assets without the consent of the lender. A breach of the Company of any financial or negative covenant constitutes an event of default under the credit facility. The credit facility and the Company’s capital lease contain cross-default provisions.

New financing agreement:

In November 2004, the Company agreed to a new financing arrangement with “Merrill Lynch Business Financial Services Inc.” and terminated its prior agreement with “Wells Fargo Business Credit”. This new line of credit was originally to be for a maximum $4,000,000, expire on October 31, 2005 and require monthly interest payments at a rate of LIBOR plus 2.4%. This loan is secured by a blanket lien on all the assets of the Company and the personal guarantees of two of the Company’s officer/shareholders and also requires the Company to comply with various financial covenants. On January 27, 2005, this agreement was amended to (a) reduce the maximum line to $3,500,000, (b) reduce the interest rate to LIBOR plus 2.15% and (c) to include the approval of a letter of credit availability limited to the lesser of $310,300 or the then remaining availability under the line of credit. As of January 31, 2005, the Company was in compliance with all financial covenants.

Note 6—Loans to/from related parties:

The Company had loans payable to certain of its stockholders aggregating $79,646 at October 31, 2003. The loans were due on demand but payments are not expected to be required in 2004 and accordingly were reflected as long term. These loans which bear interest at 6% per annum were repaid prior to October 31, 2004. Interest expense totaled approximately $ -0- and $5,400 in 2004 and 2003 respectively.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 7—Income taxes:

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities as of January 31, 2005, October 31, 2004 and 2003 are as follows:

	January 31, 2005	October 31, 2004	October 31, 2003

Deferred tax assets:
Accounts receivable	$61,300	$61,300	$49,100
Inventory	122,600	75,600	54,600

	$183,900	$136,900	$103,700

Deferred tax liability:
Fixed assets	$51,600	$45,200	$39,200

The Company’s provision for income taxes for the periods presented consisted of the following:

	Three Months Ended January 31,		Years Ended October 31,
	2005	2004	2004	2003

Federal	$162,400	$273,200	$468,349	$150,004
State and local	89,000	135,300	224,846	(33,638	)*

Total	$251,400	$408,500	$693,195	$116,366

*	Includes prior year over accrual of state franchise taxes.

A reconciliation of the difference between the expected income tax rate using the statutory federal tax rate and the Company’s effective tax rate is as follows:

	Three Months Ended January 31,		Years Ended October 31,
	2005	2004	2004	2003

US Federal income tax statutory rate	34%	34%	34%	34%
State income taxes, net of federal tax benefit	9%	9%	8%	8%
Other	(5%)	1%	2%	(26%)

Effective tax rate	38%	44%	44%	16%

Note 8—Commitments and contingencies:

Operating leases:

a)
The Company occupies warehouse facilities under an operating lease, which expired on August 31, 2002 and was originally renewed for an additional two years. In August 2004, the company renewed this lease for another year expiring on August 31, 2005, at a monthly rental of $7,500. The lease requires the Company to pay utilities and other maintenance expenses. Future minimum rental payments under this non-cancelable operating lease in years subsequent to October 31, 2004 are $75,000 in 2005.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 8—Commitments and contingencies (continued):

Operating leases (Continued):

b)
In February 2004, the Company entered into a lease for office and warehouse space in La Junta City, Colorado with an unrelated third party. This lease, which is at a monthly rental of $8,341 beginning January 2005, expires on January 31, 2024.

The aggregate minimum future lease payments for the Colorado location as of October 31, 2004 for each of the next five years are as follows:

October 31,

2005	$83,411
2006	100,093
2007	100,093
2008	100,093
2009	100,093
Thereafter	1,426,325

$1,910,108

Rent charged to operations amounted to $59,030 and $50,076 for the years ended October 31, 2004 and 2003, and $39,135 and $12,529 for the three month periods ended January 31, 2005 and 2004, respectively.

The Company also uses a variety of independent, bonded commercial warehouses to store its green coffee beans.

Obligation under capital leases:

The Company has leased machinery and equipment under capital leases, which expire through July 2006. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are being depreciated over the lease term. Depreciation expense of assets under capital leases are included in depreciation expense and amounted to $62,712 and $60,915 for the years ended October 31, 2004 and 2003 and $15,830 and $15,228 for the three months ended January 31, 2005 and 2004, respectively.

Assets held under capital lease are as follows:

	January 31, 2005	October 31, 2004	October 31, 2003

Machinery and equipment	$458,179	$458,179	$426,404
Less: accumulated depreciation	(187,985)	(172,757)	(91,372)

	$270,194	$285,422	$335,032

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 8—Commitments and contingencies (continued):

Obligation under capital leases (Continued):

Minimum annual future lease payments under the capital lease for each of the next two years and in the aggregate are:

October 31, 2004

Year ended October 31,
2005	$128,448
2006	6,035

Total minimum lease payments	134,483
Less: amount representing interest	(17,568)

Present value of minimum lease payments	116,915
Less: current portion	(111,060)

Long-term portion	$5,855

The interest rates on the capital leases vary from 6.75% to 7.6% per annum, which approximates the Company’s incremental rate of borrowing at the time the leases was entered into.

401 (k) Retirement Plan:

In 2004, the Company began a 401(k) Retirement Plan, which covers all full time employees who have completed one year of service and have reached their 21st birthday. The Company will match 100% of the aggregate salary reduction contribution up to the first 3% of compensation and 50% of aggregate contribution of the next 2% of compensation. Contributions to the plan aggregated approximately $20,000 and $13,000 for the three months ended January 31, 2005 and for the year ended October 31, 2004, respectively.

Legal proceedings:

The Company is a party to various legal proceedings. In the opinion of management, these actions are routine in nature and will not have a material adverse effect on the Company’s financial statements in subsequent years.

Note 9—Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, amounts due from broker and trade accounts receivable. The Company maintains its cash and cash equivalents in bank and brokerage accounts the balances of which, at times, may exceed Federal insurance limits. At October 31, 2003 and January 31, 2005, the Company did not have cash balances that exceeded Federal insurance limits. Although at October 31, 2004 the Company did have cash balances that exceeded Federal insurance limits, they have not experienced any losses in such accounts and monitor the soundness of the financial institutions on a periodic basis. The net balance of the Company’s investments in derivative financial instruments also represents an amount due from a broker. Exposure to credit risk is reduced by placing such deposits and investments with major financial institutions and monitoring their credit ratings.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 9—Concentrations of credit risk (continued):

Approximately 22% and 11% of the Company’s sales were derived from two customers in 2004. Those customers also accounted for approximately $400,000 and $458,000 of the Company’s account receivable balance as of October 31, 2004. Approximately 16% of the Company’s sales were derived from each of two customers in 2003. Those customers also accounted for approximately $266,000 and $61,700 of the Company’s accounts receivable balance as of October 31, 2003. Concentrations of credit risk with respect to other trade receivables are limited due to the short payment terms generally extended by the Company; by ongoing credit evaluations of customers; and by maintaining an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Approximately 23% of the Company’s sales were derived from one customer for the three month period ended January 31, 2005. That customer also accounted for approximately $480,000 of the Company’s accounts receivable balance at January 31, 2005.

Approximately 22% and 11% of the Company’s sales were derived from two customers for the three month period ended January 31, 2004. Those customers also accounted for approximately $345,000 and $93,000 respectively, of the Company’s accounts receivable total at January 31, 2004.

Management does not believe that credit risk was significant for any of the periods presented herewith.

Note 10—Stock option plan:

On February 10, 1998, the Company’s stockholders consented to the adoption of the Company’s stock option plan (the “Plan”) whereby incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company’s common stock may be granted to the Company’s directors, officers, other key employees and consultants. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than 10% of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant). On June 21, 2004, the plan was amended to reduce the number of shares of common stock reserved for issuance under the plan from 2,000,000 to 800,000, subject to adjustment for stock splits, stock dividends, reorganizations, mergers, recapitalizations or other capital adjustments.

As of January 31, 2005, no options have been granted under the Plan.

Note 11—Major vendors/related party:

During fiscal 2004, substantially all of the Company’s purchases were from ten vendors. The ten vendors accounted for 81% of total product purchases. Two of these vendors accounted for 34% and 11% of total purchases, respectively. These vendors accounted for approximately $1,028,000 and $246,000 of the Company’s accounts payable at October 31, 2004, respectively.

During fiscal 2003, substantially all of the Company’s purchases were also from ten vendors. The ten vendors accounted for 84% of total product purchases. Two of these vendors accounted for 31% and 11% of total purchases, respectively. These two vendors accounted for approximately $66,700 and $124,400 of the Company’s accounts payable at October 31, 2003, respectively.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 11—Major vendors/related party (continued):

For the three months ended January 31, 2005, purchases from two suppliers, were in excess of 10% of the Company’s total purchases. Purchases from these suppliers were approximately $2,657,000 and $693,000 and the corresponding accounts payable to these suppliers at January 31, 2005 were approximately $698,000 and $260,000, respectively.

For the three months ended January 31, 2004, purchases from two suppliers, were in excess of 10% of the Company’s total purchases. Purchases from these suppliers were approximately $823,000 and $739,000 and the corresponding accounts payable to these suppliers at January 31, 2004 were approximately $80,000 and $91,000, respectively.

In addition, an employee of one of these vendors is a director of the Company. Purchases from that vendor totaled approximately $6,075,000 and $4,110,900 for the years ended October 31, 2004 and 2003 and $2,657,000 and $739,000 for the three months ended January 31, 2005 and 2004, respectively. Management believes that all transactions are made at arms length and does not believe that the loss of any one vendor would have a material adverse effect on the Company’s operations due to the availability of alternate suppliers.

Note 12—Purchase of assets:

On February 4, 2004, the Company entered into an agreement to purchase certain assets of an unrelated third party. The Company purchased coffee roasting and blending equipment located in a facility in Colorado, labels for private coffee products produced at this facility and certain other assets. The purchase price for these assets was $825,000, based upon an independent appraisal. The Company has also reached an agreement with the city of La Junta, Colorado to lease the facility formerly operated by the seller.

The Company also entered into a 10 year (renewable for an additional 10 years) licensing agreement with Del Monte Corp, for the exclusive right to use the “S&W” and “Il Classico” trademarks in the United States in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail distribution level. The Company will pay Del Monte Corp., 2% of net revenues generated by the sale of these products.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(Information as of and for the periods ended January 31, 2005 and 2004 is unaudited)

Note 13—Engagement letter:

The Company has entered into an agreement with Maxim Group LLC (“Maxim”) for Maxim to serve as the Company’s financial advisors and lead managing underwriter for a proposed public offering of the Company’s common stock. Subsequently, Maxim and Joseph Stevens & Company, Inc. (“Joseph Stevens”) entered into an agreement pursuant to which Joseph Stevens agreed to act as managing underwriter and Maxim agreed to participate in the underwriting syndicate for the offering. The offering would raise approximately $8 million. The underwriters will have the right to purchase, for a period of forty-five days following the public offering, up to an additional fifteen percent of the number of shares of common stock offered to the public by the Company, at the public offering price less the underwriting discount (ten percent) to cover over-allotments, if any. The Company paid $25,000 to Maxim upon execution of the agreement and paid an additional $25,000 upon the filing of a registration statement for the proposed offering with the United States Securities and Exchange Commission, which amount shall be split between Joseph Stevens and Maxim. If the public offering is successfully completed, the Company shall pay to Joseph Stevens and Maxim a non-accountable expense allowance less amounts previously paid to Maxim, equal to three percent of the gross proceeds derived from the public offering including any proceeds derived from the over-allotment. The Company has also agreed to sell to Joseph Stevens and Maxim for an aggregate of $100, warrants to purchase up to five percent of the shares being offered at 120% of the offering price. The warrant shall be exercisable for a period of five years and contain provisions for cashless exercise, anti-dilution and piggyback registration rights. To date, no funds have been raised under this agreement.

Note 14—Non-qualified deferred compensation plan:

In January 2005, the Company established the “Coffee Holding Co., Inc. Non-Qualified Deferred Compensation Plan”. Currently, there is only one participant in the plan. Within the plan guidelines, this employee is deferring a portion of his current salary and bonus.

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You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus regardless of the time or the delivery of this prospectus or any sale of these securities.

1,400,000 shares

Common Stock

PROSPECTUS

     , 2005

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

The Nevada Revised Statutes provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in our favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter herein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

Our current Articles of Incorporation provide that we will limit the liability of our officers and directors to the fullest extent permitted by Nevada law.

Our proposed Articles of Incorporation and Bylaws will provide that we will indemnify our officers and directors to the fullest extent permitted by Nevada law. The proposed Articles of Incorporation will also empower us to purchase and maintain insurance to protect ourselves and our directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not we would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Articles of Incorporation; provided that such insurance is available on acceptable terms as determined by a vote of the Board of Directors. We are also authorized to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in our Articles of Incorporation. We expect to purchase directors’ and officers’ liability insurance consistent with the provisions of our Articles of Incorporation as soon as practicable.

The Underwriting Agreement to be filed as Exhibit 1.1 will provide for indemnification by the underwriters of the Company, its directors and officers.

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The proposed employment agreements with Andrew Gordon, President and Chief Executive Officer and a director, and David Gordon, Executive Vice President, Secretary and a director, provide that we shall cause those executives to be covered by and named as an insured under any policy or contract of insurance obtained by us to insure our directors and officers against personal liability for acts or omissions in connection with service as an officer or director or service in other capacities at our request. The coverage provided to those executives are required to be of the same scope and on the same terms and conditions as the coverage (if any) provided to other officers or directors of the Company and shall continue for so long as those executives shall be subject to personal liability relating to such service to the extent permitted under the Nevada Revised Statutes. The proposed employment agreements also provide that, to the maximum extent permitted under applicable law, we shall indemnify those executives against and hold each harmless from any costs, liabilities, losses and exposures to the fullest extent and on the most favorable terms and conditions that similar indemnification is offered to any director or officer of us or any subsidiary or Affiliate of us and shall continue for so long as those executives shall be subject to personal liability relating to such service to the extent permitted under the Nevada Revised Statutes.

Item 25. Other Expenses of Issuance and Distribution.

SEC Registration Fee(1)	$1,099
National Association of Securities Dealers filing fee(1)	1,432
Amex Listing Fees	62,500
Printing	30,000
Legal fees and expenses	200,000
Underwriters’ non-accountable expense allowance(2)	210,000
Accounting fees and expenses	50,000
Blue Sky fees and expenses (including fees of counsel)	15,000
Miscellaneous	4,969

TOTAL	$575,000

(1)
Actual expenses based upon the registration and issuance of 1,610,000 shares of common stock to be sold in this offering at $5.50 per share and 70,000 underwriters’ warrants and 70,000 shares of common stock issuable upon exercise of underwriters’ warrants at an exercise price of $6.60 per share. All other expenses are estimated.

(2)	Based on an initial public offering price of $5.00 per share. The non-accountable expense allowance will be $241,500 if the over-allotment option is exercised in full.

Item 26. Recent Sales of Unregistered Securities.

None.

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Item 27. Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a)      List of Exhibits. (Filed herewith unless otherwise noted.)

Exhibit No.	Description

1.1
Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 3 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on February 25, 2005).

2.1
Agreement and Plan of Merger by and Among Transpacific International Group Corp. and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 2 to Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (file No. 333-00588- NY) as filed with the Commission on November 10, 1997).

2.2
Asset Purchase Agreement, dated February 4, 2004, by and between Coffee Holding Co., Inc. and Premier Roasters LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K dated February 4, 2004 as filed with the SEC on February 20, 2004.)

3.1
Articles of Incorporation of Coffee Holding Co., Inc., as amended (incorporated herein by reference to Exhibit 3.1 to the Coffee Holding Co., Inc. Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the Securities and Exchange Commission on February 13, 2003).

3.2
Certificate of Amendment of Articles of Incorporation of Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 3.2 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 1998, filed with the Securities and Exchange Commission on October 27, 2000).

3.3
By-Laws of Coffee Holding Co., Inc., as amended (incorporated herein by reference to Exhibit 3.3 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 1998, filed with the Securities and Exchange Commission on October 27, 2000).

3.5
Certificate of Amendment of Articles of Incorporation of Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 3.5 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-QSB for the quarter ended April 30, 2001, filed with the Securities and Exchange Commission on June 14, 2001).

4.1
Form of Stock Certificate of Coffee Holding Co., Inc. (incorporated herein by reference to the initial filing of this Registration Statement, filed with the Securities and Exchange Commission on June 24, 2004).

4.2
Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on October 25, 2004).

5.1
Opinion of Thacher Proffitt & Wood LLP as to legality of securities being offered (incorporated herein by reference to Exhibit 5.1 to Amendment No. 3 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on February 25, 2005).

10.1
Lease with T&O Management Corp. dated August 15, 1997 (incorporated herein by reference to Exhibit 10.1 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 1998, filed with the Securities and Exchange Commission on October 27, 2000).

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10.2
1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 1998, filed with the Securities and Exchange Commission on October 27, 2000).

10.3
Working Capital Management Account Loan and Security Agreement with Merrill Lynch Business Financial Services, Inc. (incorporated herein by reference to Exhibit 10.3 to the Coffee Holding Co., Inc. Annual Report on Form 10-KSB for the fiscal year ended October 31, 2004, filed with the Securities and Exchange Commission on February 10, 2004).

10.9
Capital Lease Agreement with HSBC Business Credit (USA), Inc. (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on August 12, 2004).

10.10
Sales contract with Supervalu and Cub Foods (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Coffee Holding Co., Inc. Annual Report on Form 10-KSB/A for the year ended October 31, 2002, filed with the Securities and Exchange Commission on August 26, 2004) (confidential portions have been redacted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission).

10.11
Sales contract with Shurfine Central (incorporated herein by reference to Exhibit 10.11 to Amendment No. 1 to the Coffee Holding Co., Inc. Annual Report on Form 10-KSB/A for the year ended October 31, 2002, filed with the Securities and Exchange Commission on August 26, 2004) (confidential portions have been redacted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission).

10.12
Lease dated February 4, 2004 by and between Coffee Holding Co., Inc. and the City of La Junta, Colorado (incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on August 12, 2004).

10.13
Trademark License Agreement dated February 4, 2004 between Del Monte Corporation and Coffee Holding Co, Inc. (incorporated herein by reference to Exhibit 10.13 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-QSB/A for the quarter ended April 30, 2004, filed with the Securities and Exchange Commission on August 26, 2004).

10.14
Proposed employment agreement by and among Coffee Holding Co., Inc. and Andrew Gordon (incorporated herein by reference to the initial filing of this Registration Statement, filed with the Securities and Exchange Commission on June 24, 2004).

10.15
Proposed employment agreement by and among Coffee Holding Co., Inc. and David Gordon (incorporated herein by reference to the initial filing of this Registration Statement, filed with the Securities and Exchange Commission on June 24, 2004).

10.16	Form of Lock-up Agreement (incorporated herein by reference to the initial filing of this Registration Statement, filed with the Securities and Exchange Commission on June 24, 2004).

10.17
Corporate Brands Agreement dated as of March 30, 2004 by and between Albertson’s, Inc. and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.17 to Amendment No. 2 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on October 25, 2004) (confidential portions have been redacted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission).

10.18
Amendment to Working Capital Account Loan and Security Agreement with Merrill Lynch Business Financial Services, Inc. (incorporated herein by reference to Exhibit 10.18 to the Coffee Holding Co., Inc. Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on March 17, 2005).

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23.1	Consent of Lazar Levine & Felix LLP.

23.2	Consent of Thacher Proffitt & Wood LLP (incorporated by reference to Exhibit 5.1).

24.1	Powers of Attorney (Included in Signature Page of the initial filing of this Registration Statement).

99.1
Consent of Barry Knepper (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on August 12, 2004).

99.2
Consent of Sal Reda (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on August 12, 2004).

99.3
Consent of Robert M. Williams (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Coffee Holding Co., Inc. Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on August 12, 2004).

(b) Financial Statement Schedules.

Item 28. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

For purposes of determining any liability under the Securities Act of 1933 (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and each post-effective amendment that contains a form of prospectus will be treated as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time will be treated as the initial bona fide offering of those securities.

The undersigned Registrant may elect to request acceleration of the effective date of the registration statement under Rule 461 under the Act.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 6, 2005.

COFFEE HOLDING CO., INC.

By:	/s/ Andrew Gordon

Andrew Gordon, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Gordon, as their true and lawful attorney-in-fact in any and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Form SB-2 Registration Statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either one of his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Andrew Gordon Andrew Gordon	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Director (principal executive officer and principal financial and accounting officer)	April 6, 2005

/s/ David Gordon David Gordon	Executive Vice President – Operations, Secretary and Director	April 6, 2005

/s/ Gerard DeCapua Gerard DeCapua	Director	April 6, 2005

Daniel Dwyer	Director